UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 2022

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐     No ☒

Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Santiago, Chile

September 30, 2022 and December 31, 2021

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Financial Statements

at September 30, 2022 (non-audited) and December 31, 2021

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Financial Statements

I.	Consolidated Interim Statements of Financial Position	1

II.	Consolidated Interim Statements of Income by Function (non-audited)	3

III.	Consolidated Interim Statements of Comprehensive Income (non-audited)	4

IV.	Consolidated Interim Statements of Changes in Equity (non-audited)	5

V.	Consolidated Interim Statements of Direct Cash Flows (non-audited)	6

VI.	Notes to the Consolidated Interim Financial Statements	7

Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

September 30, 2022 and December 31, 2021

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

as of September 30, 2022 (non-audited) and December 31, 2021

ASSETS	NOTE	09.30.2022	12.31.2021
		CLP (000’s) (non-audited)	CLP (000’s)
Current assets:

Cash and cash equivalents	4	243,637,249	304,312,020
Other financial assets	5	93,555,134	195,470,749
Other non-financial assets	6	36,469,263	14,719,104
Trade and other accounts receivable, net	7	242,704,383	265,490,626
Accounts receivable from related companies	12.1	13,052,460	9,419,050
Inventory	8	242,236,972	191,350,206
Current tax assets	9	40,911,835	10,224,368
Total Current Assets		912,567,296	990,986,123

Non-Current Assets:
Other financial assets	5	287,708,396	296,632,012
Other non-financial assets	6	64,415,928	70,861,616
Trade and other receivables	7	212,509	126,464
Accounts receivable from related parties	12.1	98,614	98,941
Investments accounted for under the equity method	14	98,818,989	91,489,194
Intangible assets other than goodwill	15	712,479,109	659,631,543
Goodwill	16	141,963,064	118,042,900
Property, plant and equipment	11	831,714,222	716,379,127
Deferred tax assets	10.2	2,769,835	1,858,727
Total Non-Current Assets		2,140,180,666	1,955,120,524

Total Assets		3,052,747,962	2,946,106,647

The accompanying notes 1 to 32 form an integral part of these Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

as of September 30, 2022 (non-audited) and December 31, 2021

LIABILITIES AND EQUITY	NOTE	09.30.2022	12.31.2021
		CLP (000’s) (non-audited)	CLP (000’s)
LIABILITIES
Current Liabilities
Other financial liabilities	17	44,912,436	47,763,039
Trade and other accounts payable	18	335,372,705	327,409,207
Accounts payable to related parties	12.2	77,487,328	56,103,461
Other provisions	19	1,336,404	1,528,879
Tax liabilities	9	9,903,678	30,512,787
Employee benefits current provisions	13	40,394,276	35,012,072
Other non-financial liabilities	20	46,485,596	31,237,834
Total Current Liabilities		555,892,423	529,567,279

Other financial liabilities	17	1,210,045,279	1,041,048,972
Accounts payable	18	2,991,784	256,273
Accounts payable to related companies	12.2	13,561,371	11,557,723
Other provisions	19	51,008,761	55,883,527
Deferred tax liabilities	10.2	170,934,156	168,454,827
Employee benefits non-current provisions	13	15,871,580	14,139,670
Other non-financial liabilities	20	30,169,119	23,784,817
Total Non-current liabilities		1,494,582,050	1,315,125,809

EQUITY	21
Issued capital		270,737,574	270,737,574
Retained earnings		712,084,026	768,116,920
Other reserves		(8,800,589)	37,289,310
Equity attributable to equity holders of the parent		974,021,011	1,076,143,804
Non-controlling interests		28,252,478	25,269,755
Total Equity		1,002,273,489	1,101,413,559
Total Liabilities and Equity		3,052,747,962	2,946,106,647

The accompanying notes 1 to 32 form an integral part of these Consolidated Interim Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Income by Function

For the periods ended September 30, 2022 and 2021 (non-audited)

		01.01.2022	01.01.2021	07.01.2022	07.01.2021
	NOTE	09.30.2022 (non-audited)	09.30.2021 (non-audited)	09.30.2022 (non-audited)	09.30.2021 (non-audited)
		CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Net sales		1,932,680,900	1,530,097,082	653,498,496	538,023,123
Cost of sales	25	(1,182,137,727)	(961,913,313)	(407,137,751)	(347,201,500)
Gross Profit		750,543,173	568,183,769	246,360,745	190,821,623
Other income	26	3,843,617	711,918	3,332,494	114,094
Distribution expenses	25	(185,202,826)	(132,959,850)	(61,311,683)	(46,165,473)
Administrative expenses	25	(325,948,281)	(246,624,120)	(116,283,742)	(85,504,954)
Other expenses	27	2,288,969	(9,668,219)	(1,720,180)	(3,820,433)
Other (loss) gains	29	(24,984,038)	-	737	-
Financial income	28	31,773,860	1,522,610	6,147,281	450,267
Financial expenses	28	(44,214,010)	(39,625,837)	(16,082,122)	(13,547,048)
Share of profit (loss) of investments in associates and joint ventures accounted for using the equity method	14.3	285,060	1,525,432	251,667	537,834
Foreign exchange differences		(1,797,463)	(5,334,370)	(4,526,159)	2,940,602
Income by indexation units		(48,999,899)	(15,209,887)	(7,057,247)	(3,914,775)
Net income before income taxes		157,588,162	122,521,446	49,111,791	41,911,737
Income tax expense	10.1	(66,039,468)	(37,327,057)	(14,576,748)	(2,005,218)
Net income		91,548,694	85,194,389	34,535,043	39,906,519

Net income attributable to
Owners of the controller		90,185,366	83,135,203	33,999,497	39,620,588
Non-controlling interests		1,363,328	2,059,186	535,546	285,931
Net income		91,548,694	85,194,389	34,535,043	39,906,519

Earnings per Share, basic and diluted in ongoing operations
Earnings per Series A Share	21.5	90.74	83.65	34.21	39.86
Earnings per Series B Share	21.5	99.81	92.01	37.63	43.85

The accompanying notes 1 to 32 form an integral part of these Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the periods ended September 30, 2022 and 2021 (non-audited)

	01.01.2022	01.01.2021	07.01.2022	07.01.2021
	09.30.2022 (non-audited)	09.30.2021 (non-audited)	09.30.2022 (non-audited)	09.30.2021 (non-audited)
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Net Income	91,548,694	85,194,389	34,535,043	39,906,519
Other Comprehensive Income:
Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial Gains (losses) from defined benefit plans	(1,712,117)	499,311	(1,357,464)	(543,101)

Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	61,379,791	74,087,500	(27,147,245)	53,794,360
Gain (losses) from cash flow hedges	(130,021,219)	167,168,556	(63,229,973)	114,236,552

Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax benefit related to defined benefit plans	462,272	(134,814)	363,897	146,637

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	(12,049,932)	(16,983,310)	8,895,501	(12,018,861)
Income tax related to cash flow hedges	36,612,064	(45,841,092)	16,701,513	(31,296,237)
Other comprehensive income, total	(45,329,141)	178,796,151	(65,773,771)	124,319,350
Total comprehensive income	46,219,553	263,990,540	(31,238,728)	164,225,869
Total comprehensive income attributable to:
Equity holders of the controller	44,095,467	261,253,353	(31,820,080)	163,228,372
Non-controlling interests	2,124,086	2,737,187	581,352	997,497
Total comprehensive income	46,219,553	263,990,540	(31,238,728)	164,225,869

The accompanying notes 1 to 32 form an integral part of these Consolidated Interim Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the periods ended September 30, 2022 and 2021 (non-audited)

		Other reserves
	Issued Capital	Reserves for exchange rate differences	Cash flow hedge reserve.	Actuarial gains or losses in employee benefits.	Other reserves	Total other reserves	Retained earnings	Controlling equity	Non-controlling interests	Total equity
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance as of 01.01.2022	270,737,574	(441,580,088)	50,603,698	(4,885,926)	433,151,626	37,289,310	768,116,920	1,076,143,804	25,269,755	1,101,413,559
Changes in equity
Comprehensive income
Earnings	-	-	-	-	-	-	90,185,366	90,185,366	1,363,328	91.548.694
Other comprehensive income	-	48,659,405	(93,496,128)	(1,253,176)	-	(46,089,899)	-	(46,089,899)	760,758	(45.329.141)
Comprehensive income	-	48,659,405	(93,496,128)	(1,253,176)	-	(46,089,899)	90,185,366	44,095,467	2,124,086	46.219.553
Dividends	-	-	-	-	-	-	(245,492,986)	(245,492,986)	(421,363)	(245,914,349)
Increase (decrease) from other changes *	-	-	-	-	-	-	99,274,726	99,274,726	1,280,000	100,554,726
Total changes in equity	-	48,659,405	(93,496,128)	(1,253,176)	-	(46,089,899)	(56,032,894)	(102,122,793)	2,982,723	(99,140,070)
Ending balance as of 09.30.2022	270,737,574	(392,920,683)	(42,892,430)	(6,139,102)	433,151,626	(8,800,589)	712,084,026	974,021,011	28,252,478	1,002,273,489

		Other reserves
	Issued Capital	Reserves for exchange rate differences	Cash flow hedge reserve.	Actuarial gains or losses in employee benefits.	Other reserves	Total other reserves	Retained earnings	Controlling equity	Non-controlling interests	Total equity
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance as of 01.01.2021	270,737,574	(517,496,486)	(24,719,533)	(4,663,193)	433,151,626	(113,727,586)	654,171,126	811,181,114	20,379,477	831,560,591
Changes in equity
Comprehensive income
Earnings	-	-	-	-	-	-	83,135,203	83,135,203	2,059,186	85.194.389
Other comprehensive income	-	56,410,159	121,358,090	349,901	-	178,118,150	-	178,118,150	678,001	178.796.151
Comprehensive income	-	56,410,159	121,358,090	349,901	-	178,118,150	83,135,203	261,253,353	2,737,187	263.990.540
Dividends	-	-	-	-	-	-	(80,505,797)	(80,505,797)	(972,707)	(81,478,504)
Increase (decrease) from other changes *	-	-	-	-	-	-	50,803,610	50,803,610	3,024,033	53,827,643
Total changes in equity	-	56,410,159	121,358,090	349,901	-	178,118,150	53,433,016	231,551,166	4,788,513	236,339,679
Ending balance as of 09.30.2021	270,737,574	(461,086,327)	96,638,557	(4,313,292)	433,151,626	64,390,564	707,604,142	1,042,732,280	25,167,990	1,067,900,270

*Corresponds mainly to inflation effects on the equity of our Subsidiaries in Argentina (see Note 2.5.1)

The accompanying notes 1 to 32 form an integral part of these Consolidated Interim Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Direct Cash Flows

For the periods ended September 30, 2022 and 2021 (non-audited)

		01.01.2022	01.01.2021
Cash flows provided by (used in) Operating Activities	NOTE	09.30.2022	09.30.2021
		(non-audited)	(non-audited)
Cash flows provided by Operating Activities		CLP (000’s)	CLP (000’s)
Receipts from the sale of goods and the rendering of services (including taxes)		2,839,783,452	2,077,408,287
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(1,997,433,298)	(1,452,499,119)
Payments to and on behalf of employees		(192,163,178)	(152,854,444)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(279,093,201)	(211,162,154)
Interest payments		(70,564,606)	(49,817,049)
Interest received		48,405,737	3,770,689
Income tax payments		(97,896,836)	(31,631,145)
Other cash movements (tax on bank debits Argentina and others)		(7,762,707)	(11,127,339)
Cash flows provided by (used in) Operating Activities		243,275,363	172,087,726

Cash flows provided by (used in) Investing Activities
Cash flows used in acquiring non-controlling interests		1,280,000	-
Dividends received		673,052	1,074,478
Proceeds from sale of Property, plant and equipment		92,253	18,596
Purchase of Property, plant and equipment		(135,387,520)	(59,208,445)
Purchase of intangible assets		-	(5,171,139)
Collection on forward, term, option and financial exchange agreements		111,607	367,224
Other (payments) redemptions for (purchases) of financial instruments		104,325,362	(56,511,461)
Other cash inflows (outflows)		(405,583)	(164,140)
Net cash flows used in Investing Activities		(29,310,829)	(119,594,887)

Cash Flows generated from (used in) Financing Activities
Collection for changes in ownership interest in subsidiaries		-	3,000,000
Proceeds (payments) from short term loans		25,603,218	-
Loan payments		(11,195,854)	(399,131)
Lease liability payments		(4,084,049)	(2,804,601)
Dividend payments by the reporting entity		(245,492,988)	(77,526,179)
Other cash inflows (outflows) (placement and payment of public debt)		(13,289,752)	(6,848,037)
Net cash flows (used in) generated by Financing Activities		(248,459,425)	(84,577,948)
Net increase in cash and cash equivalents before exchange differences		(34,494,891)	(32,085,109)
Effects of exchange differences on cash and cash equivalents		(9,060,392)	5,357,680
Effects of inflation in cash and cash equivalents in Argentina		(17,119,488)	(4,762,225)
Net increase (decrease) in cash and cash equivalents		(60,674,771)	(31,489,654)
Cash and cash equivalents – beginning of period	4	304,312,020	309,530,699
Cash and cash equivalents - end of period	4	243,637,249	278,041,045

The accompanying notes 1 to 32 form an integral part of these Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

1. CORPORATE INFORMATION

Embotelladora Andina S.A. RUT (Chilean Taxpayer Id. N°) 91.144.000-8 (hereinafter “Andina,” and together with its subsidiaries, the “Company”) is an open stock corporation, whose corporate address and principal offices are located at Miraflores 9153, borough of Renca, Santiago, Chile. The Company is registered under No. 00124 of the Securities Registry and is regulated by Chile’s Financial Market Commission (hereinafter “CMF”) and pursuant to Chile’s Law 18,046 is subject to the supervision of this entity. It is also registered with the U.S. Securities and Exchange Commission (hereinafter “SEC”) and its stock is traded on the New York Stock Exchange since 1994.

The principal activity of Embotelladora Andina S.A. is to produce, bottle, commercialize and distribute the products under registered trademarks of The Coca-Cola Company (TCCC), as well as commercialize and distribute some brands of other companies such as Monster, AB InBev, Diageo and Capel, among others. The Company maintains operations and is licensed to produce, commercialize and distribute such products in certain territories in Chile, Brazil, Argentina and Paraguay

In Chile, the territories in which it has such a franchise are the Metropolitan Region; the province of San Antonio, the V Region; the province of Cachapoal including the commune of San Vicente de Tagua-Tagua, the VI Region; the II Region of Antofagasta; the III Region of Atacama, the IV Region of Coquimbo XI Region de Aysén del General Carlos Ibáñez del Campo; XII Region of Magallanes and Chilean Antarctic. In Brazil, the aforementioned franchise covers much of the state of Rio de Janeiro, the entire state of Espirito Santo, and part of the states of Sao Paulo and Minas Gerais. In Argentina it includes the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, as well as part of the provinces of Santa Fe and Buenos Aires, Chubut, Santa Cruz, Neuquén, Río Negro, La Pampa, Tierra del Fuego, Antarctica and South Atlantic Islands. Finally, in Paraguay the territory comprises the whole country. The bottling agreement for the territories in Chile expires in January 2023; for the territories in Argentina, it expires in September 2027; for Paraguay it expires in March 2023 and for the territories in Brazil it expires in October 2022 (the latter currently in the process of being renewed.) Said agreements are renewable upon the request of Embotelladora Andina S.A. and at the sole discretion of The Coca-Cola Company.

As of the date of these consolidated financial statements, regarding Andina’s principal shareholders, the Controlling Group holds 55.25% of the outstanding shares with voting rights, corresponding to the Series A shares. The Controlling Group is composed of the Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families, who control the Company in equal parts.

These Consolidated Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries, which were approved by the Board of Directors on October 25, 2022.

2 – BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND APPLICATION OF ACCOUNTING CRITERIA

2.1        Accounting principles and basis of preparation

The Company’s Consolidated Interim Financial Statements for the periods ended September 30, 2022 and December 31, 2021, have been prepared in accordance with International Accounting Standard No. 34 (IAS34) as incorporated into the International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”).

These Consolidated Interim Financial Statements have been prepared following the going concern principle by applying the historical cost method, with the exception, according to IFRS, of those assets and liabilities that are recorded at fair value.

These Consolidated Interim Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries as of September 30, 2022 and December 31, 2021 and the results of operations for the periods between January 1 and September 30, 2022 and, and July 1 and September 30, 2022 and 2021 together with the statements of changes in equity and cash flows for the periods between January 1 and September 30, 2022 and 2021

These Consolidated Interim Financial Statements have been prepared based on the accounting records maintained by the Parent Company and by the other entities that are part of the Company and are presented in thousands of Chilean pesos (unless expressly stated) as this is the functional and presentation currency of the Company. Foreign operations are included in accordance with the accounting policies established in Notes 2.5.

2.2         Subsidiaries and consolidation

Subsidiary entities are those companies directly or indirectly controlled by Embotelladora Andina. Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities, results of operations, and cash flows for the periods reported. Income or losses from subsidiaries acquired or sold are included in the consolidated statements of income by function from the effective date of acquisition through the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired, and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances and unrealized gains on transactions between Group entities are eliminated. Unrealized losses are also eliminated. When necessary, the accounting policies of the subsidiaries are modified to ensure uniformity with the policies adopted by the Group.

The interest of non-controlling shareholders is presented in the consolidated statement of changes in equity and the consolidated statement of income by function under “Non-Controlling Interest” and “Earnings attributable to non-controlling interests”, respectively.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the Company and its subsidiaries after eliminating balances and transaction among the Group’s entities, the subsidiary companies included in the consolidation are the following:

		Ownership interest
		09.30.2022			12.31.2021
Taxpayer ID	Company Name	Direct	Indirect	Total	Direct	Indirect	Total
96.842.970-1	Andina Bottling Investments S.A.	99.9	0.09	99.99	99.9	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.9	0.09	99.99	99.9	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	-	99.98	99.98	-	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	-	99.99	99.99	-	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	-	59.27	59.27	-	59.27
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
77.427.659-9	Re-Ciclar S.A.	60.00	-	60.00	60.00	-	60.00
Foreign	Rio de Janeiro Refrescos Ltda.	-	99.99	99.99	-	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	-	99.99	99.99	-	99.99
76.389.720-6	Vital Aguas S.A.	66.50	-	66.50	66.50	-	66.50
93.899.000-k	VJ S.A.	15.00	50.00	65.00	15.00	50.00	65.00

2.3         Investments in associates

Ownership interest held by the Group in associates are recorded following the equity method. According to the equity method, the investment in an associate is initially recorded at cost. As of the date of acquisition, the investment in the statement of financial position is recorded by the proportion of its total assets, which represents the Group’s participation in its capital, once adjusted, where appropriate, the effect of the transactions made with the Group, plus capital gains that have been generated in the acquisition of the company.

Dividends received from these companies are recorded by reducing the value of the investment and the results obtained by them, which correspond to the Group according to its ownership, are recorded under the item “Participation in profit (loss) of associates accounted for by the equity method.”

Associates are all entities over which the Group exercises significant influence but does not have control. Significant influence is the power to intervene in the financial and operating policy decisions of the associate, without having control or joint control over it. The results of these associates are accounted for using the equity method. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company and unrealized gains are eliminated.

For associates located in Brazil, the financial statements accounted for using the equity method have a one-month lag because their reporting dates are different from those of Embotelladora Andina.

2.4	Financial reporting by operating segment

“IFRS 8 Operating Segments” requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

●	Operation in Chile

●	Operation in Brazil

●	Operation in Argentina

●	Operation in Paraguay

2.5	Functional currency and presentation currency

2.5.1	Functional currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of each of the Operations is the following:

Company	Functional Currency
Embotelladora del Atlántico	Argentine Peso (ARS)
Embotelladora Andina	Chilean Peso (CLP)
Paraguay Refrescos	Paraguayan Guaraní (PYG)
Rio de Janeiro Refrescos	Brazil Real (BRL)

Foreign currency-denominated monetary assets and liabilities are converted to the functional currency at the observed exchange rate of each central bank, in effect on the closing date.

All differences arising from the liquidation or conversion of monetary items are recorded in the income statement, with the exception of the monetary items designated as part of the hedging of the Group’s net investment in a business abroad. These differences are recorded under other comprehensive income until the disposal of the net investment, at which point they are reclassified to the income statement. Tax adjustments attributable to exchange differences in these monetary items are also recognized under other comprehensive income.

Non-monetary items that are valued at historical cost in a foreign currency are converted using the exchange rate in effect at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are converted using the exchange rate in effect at the date on which fair value is determined. Losses or gains arising from the conversion of non-monetary items measured at fair value are recorded in accordance with the recognition of losses or gains arising from the change in the fair value of the respective item (e.g., exchange differences arising from items whose fair value gains or losses are recognized in another overall result or in results are also recognized under comprehensive income).

Functional currency in hyperinflationary economies

Beginning July 2018, Argentina’s economy is considered as hyperinflationary, according to the criteria established in the International Accounting Standard No. 29 “Financial information in hyperinflationary economies” (IAS 29). This determination was carried out based on a series of qualitative and quantitative criteria, including an accumulated inflation rate of more than 100% for three years. In accordance with IAS 29, the financial statements of companies in which Embotelladora Andina S.A. participates in Argentina have been retrospectively restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentine peso, as of the closing date of these financial statements.

Non-monetary assets and liabilities were restated since February 2003, the last date an inflation adjustment was applied for accounting purposes in Argentina. In this context, it should be mentioned that the Group made its transition to IFRS on January 1, 2004, applying the attributed cost exemption for Property, plant and equipment.

For consolidation purposes in Embotelladora Andina S.A. and as a result of the adoption of IAS 29, the results and financial situation of our Argentine subsidiaries were converted to the closing exchange rate (ARS/CLP) at September 30, 2022, in accordance with IAS 21 “Effects of foreign currency exchange rate variations”, when dealing with a hyperinflationary economy.

The comparative amounts in the consolidated financial statements are those that were presented as current year amounts in the relevant financial statements of the previous year (i.e., not adjusted for subsequent changes in price level or exchange rates). This results in differences between the closing net equity of the previous year and the opening net equity of the current year and, as an accounting policy option, these changes are presented as follows: (a) the re-measurement of Opening balances under IAS 29 as an adjustment to equity and (b) subsequent effects, including re-expression under IAS 21 , as “Exchange rate differences in the conversion of foreign operations” under other comprehensive income.

Inflation for the periods from January to September 2022 and from January to December 2021 was 65.84% and 50.21%, respectively.

2.5.2      Presentation currency

The presentation currency is the Chilean peso, which is the functional currency of the parent company, for such purposes, the financial statements of subsidiaries are translated from the functional currency to the presentation currency as indicated below:

a.	Translation of financial statements whose functional currency does not correspond to hyperinflationary economies (Brazil and Paraguay)

Financial statements measured as indicated are translated to the presentation currency as follows:

●	The statement of financial position is translated to the closing exchange rate at the financial statement date and the income statement is translated at the average monthly exchange rates, the differences that result are recognized in equity under other comprehensive income.

●	Cash flow income statement are also translated at average exchange rates for each transaction.

●	In the case of the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

b.	Translation of financial statements whose functional currency corresponds to hyperinflationary economies (Argentina)

Financial statements of economies with a hyperinflationary economic environment, are recognized according to IAS 29 Financial Information in Hyperinflationary Economies, and subsequently converted to Chilean pesos as follows:

●	The statement of financial position sheet is translated at the closing exchange rate at the financial statements date.

●	The income statement is translated at the closing exchange rate at the financial statements date.

●	The statement of cash flows is converted to the closing exchange rate at the date of the financial statements.

●	For the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

2.5.3      Exchange rates

Exchange rates regarding the Chilean peso in effect at the end of each period are as follows:

Date	USD	BRL	ARS	PYG
09.30.2022	960.24	177.61	6.52	0.135
12.31.2021	844.69	151.36	8.22	0.123
09.30.2021	811.90	149.26	8.22	0.117

2.6       Property, plant, and equipment

The elements of Property, plant and equipment, are valued for their acquisition cost, net of their corresponding accumulated depreciation, and of the impairment losses they have experienced.

The cost of the items of Property, plant and equipment include in addition to the price paid for the acquisition: i) the financial expenses accrued during the construction period that are directly attributable to the acquisition, construction or production of qualified assets, which are those that require a substantial period of time before being ready for use, such as production facilities. The Group defines a substantial period as one that exceeds twelve months. The interest rate used is that corresponding to specific financing or, if it does not exist, the weighted average financing rate of the Company making the investment; and ii) personnel expenses directly related to the construction in progress.

Construction in progress is transferred to operating assets after the end of the trial period when they are available for use, from which moment depreciation begins.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of Property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance are charged to expense in the reporting period in which they are incurred.

Land is not depreciated since it has an indefinite useful life. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	15-80
Plant and equipment	5-20
Warehouse installations and accessories	10-50
Furniture and supplies	4-5
Motor vehicles	4-10
Other Property, plant and equipment	3-10
Bottles and containers	1-8

The residual value and useful lives of Property, plant and equipment are reviewed and adjusted at the end of each fiscal year, if appropriate.

The Company assesses on each reporting date if there is evidence that an asset may be impaired. The Group estimates the recoverable amount of the asset, if there is evidence, or when an annual impairment test is required for an asset.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to other expenses by function or other gains, as appropriate in the statement of comprehensive income.

2.7	Intangible assets and Goodwill

2.7.1	Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Since goodwill is an intangible asset with indefinite useful life, it is recognized separately and tested annually for impairment. Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units, from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2	Distribution rights

Distribution rights are contractual rights to produce and/or distribute Coca-Cola brand products and other brands in certain territories in Argentina, Brazil, Chile and Paraguay. Distribution rights are born from the process of valuation at fair value of the assets and liabilities of companies acquired in business combinations. Distribution rights have an indefinite useful life and are not amortized, (as they are historically permanently renewed by The Coca-Cola Company) and therefore are subject to impairment tests on an annual basis.

2.7.3	Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Their accounting recognition is initially realized for their acquisition or production cost and, subsequently, they are valued at their net cost of their corresponding accumulated amortization and of the impairment losses that, if applicable, they have experienced. The aforementioned software is amortized within four years.

2.8         Impairment of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units - CGU).

Regardless of what was stated in the previous paragraph, in the case of CGUs to which capital gains or intangible assets have been assigned with an indefinite useful life, the analysis of their recoverability is carried out systematically at the end of each fiscal year. These indications may include new legal provisions, change in the economic environment that affects business performance indicators, competition movements, or the disposal of an important part of a CGU.

Management reviews business performance based on geographic segments. Goodwill is monitored at the operating segment level that includes the different cash generating units in operations in Chile, Brazil, Argentina and Paraguay. The impairment of distribution rights is monitored geographically in the CGU or group of cash generating units, which correspond to specific territories for which Coca-Cola distribution rights have been acquired. These cash generating units or groups of cash generating units are composed of the following segments:

-	Operation in Chile;

-	Operation in Argentina;

-	Operation in Brazil (State of Rio de Janeiro and Espirito Santo, Ipiranga territories, investment in the Sorocaba associate and investment in the Leão Alimentos S.A. associate);

-	Operation in Paraguay

To check if goodwill has suffered a loss due to impairment of value, the Company compares the book value thereof with its recoverable value, and recognizes an impairment loss, for the excess of the asset’s carrying amount over its recoverable amount. To determine the recoverable values of the CGU, management considers the discounted cash flow method as the most appropriate.

The main assumptions used in the annual test are:

a)	Discount rate

The discount rate applied in the annual test carried out in 2021 was estimated using the CAPM (Capital Asset Pricing Model) methodology, which allows estimating a discount rate according to the level of risk of the CGU in the country where it operates. A nominal discount rate in local currency before tax is used according to the following table:

2021 Discount rates
Argentina	27.2%
Chile	7.1%
Brazil	9.0%
Paraguay	8.1%

b)	Other assumptions

The financial projections to determine the net present value of the future cash flows of the CGUs are modeled based on the main historical variables and the respective budgets approved by the CGU. In this regard, a conservative growth rate is used, which reaches 4% for the carbonated beverage category and up to 5% for less developed categories such as juices and waters. Beyond the fifth year of projection, growth perpetuity rates are established per operation ranging from a real 0.4% to 0.9% depending on the degree of maturity of the consumption of the products in each operation. In this sense, the variables with greatest sensitivity in these projections are the discount rates applied in the determination of the net present value of projected cash flows, growth perpetuities and EBITDA margins considered in each CGU.

In order to sensitize the impairment test, variations were made to the main variables used in the model. Ranges used for each of the modified variables are:

-	Discount Rate: Increase / Decrease of up to 200 bps as a value in the rate at which future cash flows are discounted to bring them to present value

-	Perpetuity: Increase / Decrease of up to 30 bps in the rate to calculate the perpetual growth of future cash flows

-	EBITDA margin: Increase / Decrease of 150 bps of EBITDA margin of operations, which is applied per year for the projected periods, that is, for the years 2022-2026

In each sensitization scenario of the of the 3 variables mentioned above, no signs of impairment were observed for the Company’s CGUs.

The Company performs the impairment analysis on an annual basis. As a result of the tests conducted as of December 31, 2021, no evidence of impairment was identified in any of the CGUs listed above, assuming conservative EBITDA margin projections and in line with market history.

Despite the deterioration in macroeconomic conditions experienced by the economies of the countries in which operations are carried out and as a result of the pandemic, the impairment test yielded recovery values higher than the book values of assets, including those for the sensitivity calculations in the stress test conducted on the model.

No impairment indicators have been identified during the 2022 period.

2.9         Financial instruments

A financial instrument is any contract that results in the recognition of a financial asset in one entity and a financial liability or equity instrument in another entity.

2.9.1      Financial assets

Pursuant to IFRS 9 “Financial Instruments”, except for certain trade accounts receivable, the Group initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset that is not at fair value, reflecting changes in P&L.

The classification is based on two criteria: (a) the Group’s business model for the purpose of managing financial assets to obtain contractual cash flows; and (b) if the contractual cash flows of financial instruments represent “solely payments of principal and interest” on the outstanding principal amount (the “SPPI criterion”). According to IFRS 9, financial assets are subsequently measured at (i) fair value with changes in P&L (FVPL), (ii) amortized cost or (iii) fair value through other comprehensive income (FVOCI).

The subsequent classification and measurement of the Group’s financial assets are as follows:

-	Financial asset at amortized cost for financial instruments that are maintained within a business model with the objective of maintaining the financial assets to collect contractual cash flows that meet the SPPI criterion. This category includes the Group’s trade and other accounts receivable.

Financial assets measured at fair value with changes in other comprehensive income (FVOCI), with gains or losses recognized in P&L at the time of liquidation. Financial assets in this category correspond to the Group’s instruments that meet the SPPI criterion and are kept within a business model both to collect cash flows and to sell.

Other financial assets are classified and subsequently measures as follows:

Equity instruments at fair value with changes in other comprehensive income (FVOCI) without recognizing earnings or losses in P&L at the time of liquidation. This category only includes equity instruments that the Group intends to keep in the foreseeable future and that the Group has irrevocably chosen to classify in this category in the initial recognition or transition.

Financial assets at fair value with changes in P&L (FVPL) include derivative instruments and equity instruments quoted that the Group had not irrevocably chosen to classify at FVOCI in the initial recognition or transition. This category also includes debt instruments whose cash flow characteristics do not comply with the SPPI criterion or are not kept within a business model whose objective is to recognize contractual cash flows or sale.

A financial asset (or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets) is initially disposed (for example, canceled in the Group’s consolidated financial statements) when:

-	The rights to receive cash flows from the asset have expired,

-	The Group has transferred the rights to receive the cash flows of the asset or has assumed the obligation to pay all cash flows received without delay to a third party under a transfer agreement; and the Group (a) has substantially transferred all risks and benefits of the asset, or (b) has not substantially transferred or retained all risks and benefits of the asset but has transferred control of the asset.

2.9.2      Financial Liabilities

Financial liabilities are classified as a fair value financial liability at the date of their initial recognition, as appropriate, with changes in results, loans and credits, accounts payable or derivatives designated as hedging instruments in an effective coverage.

All financial liabilities are initially recognized at fair value and transaction costs directly attributable are netted from loans and credits and accounts payable.

The Group’s financial liabilities include trade and other accounts payable, loans and credits, including those discovered in current accounts, and derivative financial instruments.

The classification and subsequent measurement of the Group’s financial liabilities are as follows:

-	Fair value financial liabilities with changes in results include financial liabilities held for trading and financial liabilities designated in their initial recognition at fair value with changes in results. The losses or gains of liabilities held for trading are recognized in the income statement.

-	Loans and credits are valued at cost or amortized using the effective interest rate method. Gains and losses are recognized in the income statement when liabilities are disposed, as well as interest accrued in accordance with the effective interest rate method.

A financial liability is disposed of when the obligation is extinguished, cancelled or expires. Where an existing financial liability is replaced by another of the same lender under substantially different conditions, or where the conditions of an existing liability are substantially modified, such exchange or modification is treated as a disposal of the original liability and the recognition of the new obligation. The difference in the values in the respective books is recognized in the statement of income.

2.9.3        Offsetting financial instruments

Financial assets and financial liabilities are offset with the corresponding net amount presenting the corresponding net amount in the statement of financial position, if:

-	There is currently a legally enforceable right to offset the amounts recognized, and

-	It is intended to liquidate them for the net amount or to realize the assets and liquidate the liabilities simultaneously.

2.10        Derivatives financial instruments and hedging activities

The Company and its subsidiaries use derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, and loan obligations. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at each closing date. Derivatives are accounted as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1        Derivative financial instruments designated as cash flow hedges

At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within “other gains (losses)”.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within “foreign exchange differences.” When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2        Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the income statement under “Other income and losses”. The fair value of these derivatives is recorded under “other current financial assets” or “other current financial liabilities” in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in contracts and financial instruments as stipulated by IFRS 9 and classifies them pursuant to their contractual terms and the business model of the group. As of the date of these financial statements, the Company had no implicit derivatives.

2.10.3        Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the date of the transaction. Fair value is based on the presumption that the transaction to sell the asset or to transfer the liability takes place;

-	In the asset or liability main market, or

-	In the absence of a main market, in the most advantageous market for the transaction of those assets or liabilities.

The Company maintains assets related to foreign currency derivative contracts which were classified as Other current and non-current financial assets and Other current and non-current financial liabilities, respectively, and are accounted at fair value within the statement of financial position. The Company uses the following hierarchy to determine and disclose the fair value of financial instruments with assessment techniques:

Level 1: Quote values (unadjusted) in active markets for identical assets or liabilities

Level 2: Valuation techniques for which the lowest level variable used, which is significant for the calculation, is directly or indirectly observable

Level 3: Valuation techniques for which the lowest level variable used, which is significant for the calculation, is not observable.

During the reporting periods there were no transfers of items between fair value measurement categories. All of which were valued during the periods using Level 2.

2.11       Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Spare parts and production materials are stated at the lower of cost or net realizable value.

The initial cost of inventories includes the transfer of losses and gains from cash flow hedges, related to the purchase of raw materials.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12       Trade accounts receivable and other accounts receivable

Trade accounts receivable and other accounts receivable are measured and recognized at the transaction price at the time they are generated less the provision for expected credit losses, pursuant to the requirements of IFRS 15, since they do not have a significant financial component, less the provision of expected credit losses. The provision for expected credit losses is made applying a value impairment model based on expected credit losses for the following 12 months. The Group applies a simplified focus for trade receivables, thereby impairment is always recorded referring to expected losses during the whole life of the asset. The carrying amount of the asset is reduced by the provision of expected credit losses, and the loss is recognized in administrative expenses in the consolidated income statement by function.

2.13       Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances, time deposits and other short-term highly liquid and low risk of change in value investments.

2.14       Other financial liabilities

Resources obtained from financial institutions as well as the issuance of debt securities are initially recognized at fair value, net of costs incurred during the transaction. Then, liabilities are valued by accruing interests in order to equal the current value with the future value of liabilities payable, using the effective interest rate method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to get ready for their forecasted use or sale, are added to the cost of those assets until the period in which the assets are substantially ready to be used or sold.

2.15       Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Interim Financial Statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the near future.

The Group offsets deferred tax assets and liabilities if and only if it has legally recognized a right to offset against the tax authority the amounts recognized in those items; and intends to settle the resulting net debts, or to realize the assets and simultaneously settle the debts that have been offset by them.

2.16       Employee benefits

The Company records a liability regarding indemnities for years of service that will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19 “Employee Benefits”.

Results from updated of actuarial variables are recorded within other comprehensive income in accordance with IAS 19.

Additionally, the Company has retention plans for some officers, which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled with the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under current non-financial liabilities.

2.17       Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.18       Leases

In accordance with IFRS 16 “Leases” Embotelladora Andina analyzes, at the beginning of the contract, the economic background of the agreement, to determine if the contract is, or contains, a lease, evaluating whether the agreement transfers the right to control the use of an identified asset for a period of time in exchange for a consideration. Control is considered to exist if the client has i) the right to obtain substantially all the economic benefits from the use of an identified asset; and ii) the right to direct the use of the asset.

The Company when operating as a lessee, at the beginning of the lease (on the date the underlying asset is available for use) records an asset for the right-of-use in the statement of financial position (under Property, plant and equipment) and a lease liability (under Other financial liabilities).

This asset is initially recognized at cost, which includes: i) value of the initial measurement of the lease liability; ii) lease payments made up to the start date less lease incentives received; iii) the initial direct costs incurred; and iv) the estimation of costs for dismantling or restoration. Subsequently, the right-of-use asset is measured at cost, adjusted by any new measurement of the lease liability, less accumulated depreciation and accumulated losses due to impairment of value. The right-of-use asset is depreciated in the same terms as the rest of similar depreciable assets, if there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If such certainty does not exist, the asset depreciates at the shortest period between the useful life of the asset or the lease term.

On the other hand, the lease liability is initially measured at the present value of the lease payments, discounted at the incremental loan rate of the Company, if the interest rate implicit in the lease could not be easily determined. Lease payments included in the measurement of the liability include: i) fixed payments, less any lease incentive receivable; ii) variable lease payments; iii) residual value guarantees; iv) exercise price of a purchase option; and v) penalties for lease termination.

The lease liability is increased to reflect the accumulation of interest and is reduced by the lease payments made. In addition, the carrying amount of the liability is measured again if there is a modification in the terms of the lease (changes in the term, in the amount of payments or in the evaluation of an option to buy or change in the amounts to be paid). Interest expense is recognized as an expense and is distributed among the periods that constitute the lease period, so that a constant interest rate is obtained in each year on the outstanding balance of the lease liability.

Short-term leases, equal to or less than one year, or lease of low-value assets are excepted from the application of the recognition criteria described above, recording the payments associated with the lease as an expense in a linear manner throughout the lease term. The Company does not act as lessor.

2.19       Deposits for returnable containers

This liability comprises cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that would be reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice.

This liability is presented under Other current financial liabilities since the Company does not have legal rights to defer settlement for a period in excess of one year. However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.20       Revenue recognition

The Company recognizes revenue when control over a good or service is transferred to the client. Control refers to the ability of the client to direct the use and obtain substantially all the benefits of the goods and services exchanged. Revenue is measured based on the consideration to which it is expected to be entitled for such transfer of control, excluding amounts collected on behalf of third parties.

Management has defined the following indicators for revenue recognition, applying the five-step model established by IFRS 15 “Revenue from contracts with customers”: 1) Identification of the contract with the customer; 2) Identification of performance obligations; 3) Determination of the transaction price; 4) Assignment of the transaction price; and 5) Recognition of revenue.

All the above conditions are met at the time the products are delivered to the customer. Net sales reflect the units delivered at list price, net of promotions, discounts and taxes.

The revenue recognition criteria of the good provided by Embotelladora Andina corresponds to a single performance obligation that transfers the product to be received to the customer.

2.21       Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company (TCCC) mainly related to the financing of advertising and promotional programs for its products in the territories where the Company has distribution licenses. The contribution received from TCCC are recognized in net income after the conditions agreed with TCCC in order to become a creditor to such incentive have been fulfilled, they are recorded as a reduction in the marketing expenses included in the Administration Expenses account. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

2.22       Dividend distribution

The minimum mandatory dividend established by the Chilean Corporations Law is 30% of net income for the year, which must be ratified unanimously by the General Shareholders’ Meeting. Net income is determined as of December 31 of each year, at which time the liability is recognized in the Company’s consolidated financial statements.

Interim and final dividends are recorded at the time of their approval by the competent body, which in the first case is normally the Board of Directors of the Company, while in the second case it is the responsibility of General Shareholders’ Meeting.

2.23      Critical accounting estimates and judgments

In preparing the Consolidated Interim Financial Statements, the Company has used certain judgments and estimates made to quantify some of the assets, liabilities, income, expenses and commitments. Following is an explanation of the estimates and judgments that might have a material impact on future financial statements.

2.23.1 Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are generating units are determined based on value in use calculations. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation. The estimation of these variables requires a use of estimates and judgments as they are subject to inherent uncertainties; however, the assumptions are consistent with the Company’s internal planning end past results. Therefore, management evaluates, and updates estimates according to the conditions affecting the variables. If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the lowest discounted cash flows analysis. On an annual basis and close to each fiscal year end discounted cash flows in the Company’s cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill of the Brazilian, Argentinian and Paraguayan subsidiaries.

2.23.2 Fair Value of Assets and Liabilities

IFRS require in certain cases that assets and liabilities be recorded at their fair value. Fair value is the price that would be received for selling an asset or paid to transfer a liability in a transaction ordered between market participants at the date of measurement.

The basis for measuring assets and liabilities at fair value are their current prices in an active market. For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the “multi-period excess earning method”, which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows that do not come from these, but from other assets. The Company also applies estimations over the period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired, and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.23.3   Allowances for doubtful accounts

The Group uses a provision matrix to calculate expected credit losses for trade receivables. Provisions are based on due days for various groups of customer segments that have similar loss patterns (i.e., by geography region, product type, customer type and rating, and credit letter coverage and other forms of credit insurance).

The provision matrix is initially based on the historically observed non-compliance rates for the Group. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For example, if expected economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year, which can lead to more non-compliances in the industry, historical default rates are adjusted. At each closing date, the observed historical default rates are updated and changes in prospective estimates are analyzed. The assessment of the correlation between observed historical default rates, expected economic conditions and expected credit losses are significant estimates.

2.23.4   Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of Property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company’s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off to its estimated recoverable value.

2.23.5 Contingency liabilities

Provisions for litigation and other contingencies are recognized when the Company has a current obligation (legal or implied) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the current obligation at the date of issuance of the financial statements, considering the risks and uncertainties surrounding the obligation. When a provision is measured using estimated cash flows to settle the current obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The accrual of the discount is recognized as a finance cost. Incremental legal costs expected to be incurred in settling the legal claim are included in the measurement of the provision.

Provisions are reviewed at the end of each reporting period and are adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic benefits will be required to settle the obligation, the provision is reversed.

A contingent liability does not imply the recognition of a provision. Legal costs expected to be incurred in defending the legal claim are recognized in profit or loss when incurred.

2.24    New Standards, Interpretations and Amendments to IFRS

2.24.1	New Standards, Interpretations and Amendments for annual periods beginning on January 1, 2022.

Amendments to IFRS which have been issued and are effective from January 1, 2022, are detailed below.

	Amendments	Date of application
IFRS 3	Reference to the Conceptual Framework	January 1, 2022
IAS 16	Property, Plant and Equipment — Proceeds before Intended Use	January 1, 2022
IAS 37	Onerous Contracts—Cost of Fulfilling a Contract	January 1, 2022

IFRS 3 Reference to the Conceptual Framework

Amendment to IFRS 3, “Business Combinations” minor amendments were made to IFRS 3 to update the references to the Conceptual Framework for Financial Reporting, without changing the requirements for business combinations.

IAS 16 Property, Plant and Equipment — Proceeds before Intended Use

Amendment to IAS 16, “Property, plant and equipment” prohibits companies from deducting from the cost of property, plant and equipment the proceeds received from the sale of items produced while the company is preparing the asset for its intended use. The company must recognize such sales revenue and related costs in the respective annual profit or loss statement.

IAS 37 Onerous Contracts—Cost of Fulfilling a Contract

In May 2020, the IASB issued amendments to IAS 37 Provisions, Contingent Liabilities, and Contingent Assets to specify the costs an entity needs to include when assessing whether a contract is onerous, or it generates losses.

The amendment shall be effective for periods beginning on or after January 1, 2022. The amendment should be applied retrospectively to existing contracts at the beginning of the annual reporting period in which the entity first applies the amendment (date of initial application). Early application is permitted and must be disclosed.

The amendments are intended to provide clarity and help ensure consistent implementation of the standard. Entities that previously applied the incremental cost approach will see an increase in provisions to reflect the inclusion of costs directly related to contract activities, while entities that previously recognized contractual loss provisions using the guidance to the previous standard, IAS 11 Construction Contracts, should exclude the allocation of indirect costs from their provisions.

The Company assessed that the amendments described above do not have a significant impact.

2.24.2   New Accounting Standards, Interpretations and Amendments with effective application for annual periods beginning on or after January 1, 2022.

Standards and interpretations, as well as IFRS amendments, which have been issued, but have still not become effective as of the date of these financial statements are set forth below. The Company has not made an early adoption of these standards.

	Standards and Interpretations	Mandatory application date
IFRS 17	Insurance Contracts	January 1, 2023

IFRS 17 - Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a new accounting standard for insurance contracts that covers recognition, measurement, presentation and disclosure. Once effective, it will replace IFRS 4 Insurance Contracts issued in 2005. The new rule applies to all types of insurance contracts, regardless of the type of entity issuing them, as well as certain guarantees and financial instruments with certain characteristics of discretionary participation. Some exceptions within the scope may be applied.

IFRS 17 will be effective for periods starting on or after January 1, 2023, with comparative figures required. Early application is permitted, provided that the entity applies IFRS 9 Financial Instruments, on or before the date on which IFRS 17 is first applied.

Amendments to IFRS that have been issued to become effective in the near future are detailed below.

	Amendments	Date of application
IAS 1	Disclosure of Accounting Policies	January 1, 2023
IAS 1	Classification of liabilities as current or non-current	January 1, 2024
IAS 12	Deferred taxes regarding assets and liabilities that arise from a single transaction	January 1, 2023
IAS 8	Definition of Accounting estimate	January 1, 2023

IAS 1 Presentation of Financial Statements – Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making materiality judgements, providing guidance and examples to help entities apply relative importance judgements to accounting policy disclosures.

Amendments have the purpose of helping entities provide disclosure on accounting policies that are more useful by:

●	Replacing the requirement for entities to disclose “significant” accounting policies with the requirement to disclose its “material” accounting policies.

●	Include guidance on how entities apply the concept of materiality indecision-making on the disclosure of accounting policies.

On assessing the relative importance of the accounting policy information, entities should consider both the size of the transaction as well as other events and conditions and the nature of these transaction.

The amendment is effective for annual periods beginning on January 1, 2023. Early application of IAS 1 amendments is allowed as long as it is disclosed.

IAS 1 Presentation of Financial Statements - Classification of liabilities as current or non-current

Amendment to IAS 1 “Presentation of Financial Statements” on classification of liabilities. This amendment clarifies that liabilities are classified as current or non-current depending on the rights that exist at the end of the reporting period. The classification is not affected by the entity’s expectations or events after the reporting date (e.g., receipt of a waiver or covenant breach). The amendment also clarifies what IAS 1 means when it refers to the “settlement” of a liability. The amendment should be applied retrospectively in accordance with IAS 8. Effective date of initial application January 1, 2022, however, this date was deferred to January 1, 2024. The amendment will be effective for annual periods beginning on January 1, 2024.

IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

In May 2021, the IASB issued amendments to IAS 12, narrowing the scope of the initial recognition exception pursuant to IAS 12, so that it is no longer applied to transactions giving rise to equal amounts of taxable and deductible temporary differences.

The amendments clarify that when liability settlement payments are deductible for tax purposes, it is a judgement call (having considered the applicable tax legislation) if those deductions are attributable to tax effects on liabilities recognized in the financial statements (and interest expenses) or to the related asset component (and interest expenses). This judgment is important in determining if temporary differences exist in the initial recognition of the asset and liability.

Likewise, pursuant to the issued amendments, the exception in the initial recognition does not apply to transactions that, upon initial recognition, give rise to equal taxable and deductible temporary differences. It only applies when recognizing a lease asset and a lease liability (or a dismantling liability and a dismantling asset component) give rise to taxable and deductible temporary differences that are not equal. However, it is possible that the resulting deferred tax assets and liabilities may not be the same (e.g., if the entity cannot benefit from the tax deductions or if the tax rates applied are different from the taxable and deductible temporary differences). In those cases, an entity would need to account for the difference between the deferred tax asset and liability in the P&L.

The amendment will be effective for annual periods beginning on January 1, 2023.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

In February 2021, the IASB issued amendments to IAS 8, incorporating a new definition for “accounting estimates”. The amendments clarify the distinction between changes to accounting estimates and changes to accounting policies and error correction. Also, they clarify how entities use input and measurement techniques to develop accounting estimates.

The amended standard clarifies that the effects of accounting estimates, resulting from a change in the input or a change in the measurement technique are considered as changes in accounting estimates, as long as these did not result from error corrections of previous periods. The previous definition of a change in accounting estimate specified that the changes in accounting estimates could result from new information or new developments. Therefore, said changes are not considered error corrections.

The amendment will be effective for annual periods beginning on January 1, 2023.

The Company will perform an impact assessment of the above described amendments once they become effective.

3 – FINANCIAL REPORTING BY SEGMENT

The Company provides financial information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief strategic decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company’s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

●	Operation in Chile

●	Operation in Brazil

●	Operation in Argentina

●	Operation in Paraguay

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Expenses and revenue associated with the Corporate Officer were assigned to the operation in Chile in the soft drinks segment because Chile is the country that manages and pays the corporate expenses, which would also be substantially incurred, regardless of the existence of subsidiaries abroad.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income of the Company.

A summary of the Company’s operations by segment according to IFRS is as follows:

For the period ended September 30, 2022	Operation in Chile	Operation in Argentina	Operation in Brazil	Operation in Paraguay	Inter-country eliminations	Consolidated, total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Net sales	790,999,293	552,478,836	444,024,072	148,921,386	(3,742,687)	1,932,680,900
Cost of sales	(524,652,732)	(295,768,295)	(283,187,781)	(82,271,606)	3,742,687	(1,182,137,727)
Distribution expenses	(66,932,689)	(75,110,260)	(34,408,843)	(8,751,034)	-	(185,202,826)
Administrative expenses	(125,421,506)	(104,051,203)	(73,414,857)	(23,060,715)	-	(325,948,281)
Financial income	14,549,929	9,183,354	7,440,740	599,837	-	31,773,860
Financial costs	(20,637,600)	(1,538,814)	(22,037,596)	-	-	(44,214,010)
Net financial costs	(6,087,671)	7,644,540	(14,596,856)	599,837	-	(12,440,150)
Share of entity in income of associates accounted for using the equity method, total	1,396,163	-	(1,111,103)	-	-	285,060
Income tax expense	(18,464,251)	(29,225,175)	(14,053,652)	(4,296,390)	-	(66,039,468)
Oher income (expenses)	(64,944,930)	(17,717,441)	12,895,849	117,708	-	(69,648,814)
Net income of the segment reported	(14,108,323)	38,251,002	36,146,829	31,259,186	-	91,548,694

Depreciation and amortization	29,188,697	27,858,623	22,793,858	9,647,132	-	89,488,310
Current assets	490,229,082	124,301,921	218,998,887	79,037,406	-	912,567,296
Non-current assets	747,012,429	282,369,511	803,235,042	307,563,684	-	2,140,180,666
Segment assets, total	1,237,241,511	406,671,432	1,022,233,929	386,601,090	-	3,052,747,962

Carrying amount in associates and joint ventures accounted for using the equity method, total	54,413,194	-	44,405,795	-	-	98,818,989
Segment disbursements of non-monetary assets	60,136,944	33,102,127	27,882,446	14,266,003	-	135,387,520
Current liabilities	253,748,613	121,235,274	128,814,822	52,093,714	-	555,892,423
Non-current liabilities	851,910,999	27,826,962	595,722,736	19,121,353	-	1,494,582,050
Segment liabilities, total	1,105,659,612	149,062,236	724,537,558	71,215,067	-	2,050,474,473

Cash flows (used in) provided by in Operating Activities	155,603,586	26,849,958	39,524,024	21,297,795	-	243,275,363
Cash flows (used in) provided by Investing Activities	46,453,089	(33,102,127)	(27,882,446)	(14,779,345)	-	(29,310,829)
Cash flows (used in) provided by Financing Activities	(250,753,870)	4,826,626	(2,289,939)	(242,242)	-	(248,459,425)

For the period ended September 30, 2021	Operation in Chile	Operation in Argentina	Operation in Brazil	Operation in Paraguay	Inter-country eliminations	Consolidated, total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Net sales	675,866,612	335,352,236	408,656,908	112,742,263	(2,520,937)	1,530,097,082
Cost of sales	(435,978,629)	(184,024,398)	(283,910,124)	(60,521,099)	2,520,937	(961,913,313)
Distribution expenses	(55,505,086)	(47,370,011)	(23,774,458)	(6,310,295)	-	(132,959,850)
Administrative expenses	(105,534,206)	(69,826,593)	(53,378,627)	(17,884,694)	-	(246,624,120)
Financial income	(6,158,998)	3,504,622	3,874,370	302,616	-	1,522,610
Financial costs	(21,049,253)	(467,661)	(18,108,923)	-	-	(39,625,837)
Net financial costs	(27,208,251)	3,036,961	(14,234,553)	302,616	-	(38,103,227)
Share of entity in income of associates accounted for using the equity method, total	1,048,475	-	476,957	-	-	1,525,432
Income tax expense	(9,508,605)	(16,303,281)	(8,534,122)	(2,981,049)	-	(37,327,057)
Oher income (expenses)	(17,618,056)	(6,871,789)	(5,750,962)	740,249	-	(29,500,558)
Net income of the segment reported	25,562,254	13,993,125	19,551,019	26,087,991	-	85,194,389

Depreciation and amortization	28,573,394	21,700,460	17,355,957	7,338,496	-	74,968,307
Current assets	568,888,325	79,618,250	155,272,945	64,434,846	-	868,214,366
Non-current assets	773,749,723	193,989,340	704,240,567	260,671,192	-	1,932,650,822
Segment assets, total	1,342,638,048	273,607,590	859,513,512	325,106,038	-	2,800,865,188

Carrying amount in associates and joint ventures accounted for using the equity method, total	51,753,313	-	39,578,592	-	-	91,331,905
Segment disbursements of non-monetary assets	9,227,762	23,183,006	16,695,760	10,101,917	-	59,208,445
Current liabilities	247,501,836	71,147,888	87,561,936	43,443,852	-	449,655,512
Non-current liabilities	724,019,061	17,406,102	525,389,472	16,494,771	-	1,283,309,406
Segment liabilities, total	971,520,897	88,553,990	612,951,408	59,938,623	-	1,732,964,918

Cash flows (used in) provided by in Operating Activities	103,804,687	28,899,427	16,437,996	22,945,616	-	172,087,726
Cash flows (used in) provided by Investing Activities	(65,359,232)	(23,183,179)	(20,287,202)	(10,765,274)	-	(119,594,887)
Cash flows (used in) provided by Financing Activities	(81,810,367)	(639,722)	(1,828,520)	(299,339)	-	(84,577,948)

4 – CASH AND CASH EQUIVALENTS

The composition of cash and cash equivalents is as follows:

By item	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Cash	393,830	503,687
Bank balances	115,777,348	94,472,637
Other fixed rate instruments	127,466,071	209,335,696
Cash and cash equivalents	243,637,249	304,312,020

Other fixed income instruments correspond primarily to investments in short-term instruments with good credit ratings, such as Time Deposits and Mutual Funds, which are highly liquid, with insignificant risk of change in value and easily converted into known amounts of cash.. There are no restrictions for significant amounts available to cash.

By currency	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
USD	22,721,029	13,640,823
EUR	1,861,794	2,838,102
ARS	4,706,539	22,425,407
CLP	97,697,303	176,278,025
PYG	42,979,478	32,856,836
BRL	73,671,106	56,272,827
Cash and cash equivalents	243,637,249	304,312,020

5 – OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Balance
	Current		Non-current
Other financial assets	09.30.2022	12.31.2021	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Financial assets measured at amortized cost (1)	89,705,106	194,509,044	3,843,515	1,216,865
Financial assets at fair value (2)	3,850,028	961,705	265,417,665	281,337,127
Other financial assets measured at amortized cost (3)	-	-	18,447,216	14,078,020
Total	93,555,134	195,470,749	287,708,396	296,632,012

(1)	Financial instrument that does not meet the definition of cash equivalents as defined in Note 2.13.

(2)	Market value of hedging instruments. See details in Note 22.

(3)	Correspond to the rights in the Argentinean company Alimentos de Soya S.A., manufacturing company of “AdeS” products, which are framed in the purchase of the “AdeS” brand managed by The Coca-Cola Company at the end of 2016.

6 – OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Balance
	Current		Non-current
Other non-financial assets	09.30.2022	12.31.2021	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Prepaid expenses	9,391,457	7,860,112	1,282,275	1,254,775
Tax credit remainder (1)	1,451,811	2,022,493	43,537,479	52,746,937
Judicial deposits	-	-	17,666,261	15,259,876
Others (2)	25,625,995	4,836,499	1,929,913	1,600,028
Total	36,469,263	14,719,104	64,415,928	70,861,616

(1)	(a) In November 2006, Rio de Janeiro Refrescos Ltda. (“RJR”) filed a court order No. 0021799-23.2006.4.02.5101 seeking recognition of the right to exclude ICMS (Tax on Commerce and Services) from the PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) calculation base, as well as recognition of the right to obtain reimbursement of amounts unduly collected since November 14, 2001, duly restated using the Selic interest rate. On May 20, 2019, the ruling favoring RJR became final, allowing the recovery of amounts overpaid from November 14, 2001 to August 2017. It is worth noting that in September 2017, RJR had already obtained a Security Mandate, which granted it the right to exclude, from that date, the ICMS from the PIS and COFINS calculation base.

The company took steps to assess the total amount of the credit at issue for the period of unduly collection of taxes from November 2001 to August 2017, totaling approximately CLP 109,077 million (CLP 92,783 million at December 2021) (BRL 613 million, of which BRL 370 million corresponds to capital and BRL 243 million to interest and monetary restatement. These amounts were recorded as of December 31, 2019. In addition, the company acknowledged the indirect costs (attorneys’ fees, consulting, auditing, indirect taxes and other obligations) resulting from the recognition of the right acquired in court, totaling BRL 175 million.

The payment of income tax occurs when liquidating the credit, therefore the respective deferred tax liability recorded was CLP 26,335 million (BRL 148 million). Amounts already offset until September 30, 2022 were CLP 90,931 million (BRL 512 million).

Companhia de Bebidas Ipiranga (“CBI”) acquired in September 2013, also filed a court order No. 0014022-71.2000.4.03.6102 in order to recognize the same issue as the one previously described for RJR. In September 2019, the ruling favoring CBI became final, allowing the recovery of the amounts overpaid from September 12, 1989 to December 1, 2013 (date when CBI was incorporated by RJR). CBI’s credit will be generated in the name of RJR, however, pursuant to the contractual clause (“Subscription Agreement for Shares and Exhibits”), as soon as collected by RJR, this payment should be immediately paid to former CBI shareholders (supervention favoring former CBI shareholders). Based on supporting documents found, for the August 1993-November 2013 period, the amount of credits related to this process have been calculated and totaled CLP 29,126 million (BRL 164 million, of which BRL 80 million corresponds to capital and BRL 84 million correspond to interest and monetary restatement), from this amount, CLP 1,243 million (BRL 7 million) must be deducted from indirect taxes, thus generating an account payable to former shareholders for CLP 27,705 million (CLP 23,612 million at December 2021) (BRL 156 billion) and a government receivables related to credits for that same amount. It is worth mentioning that for the September 1989-July 1993 period, the Company did not account the credit due to the lack of supporting documents.

In addition, RJR has an associate called Sorocaba Refrescos SA (“Sorocaba”), where it has a 40% shareholding in the capital, which also filed a court order seeking recognition of the right to the same issue as RJR’s action. On June 13, 2019, the ruling favoring Sorocaba became final, allowing the recovery of the amounts overpaid from July 5, 1992 until the date on which the decision became final. As of December 31, 2021, the impacts were recognized in RJR’s result from its ownership in Sorocaba, totaling CLP 8,719 million (BRL 49 million, of which BRL 28 million correspond to capital and BRL 21 million correspond to interest and monetary restatement). In addition, the company recognized indirect costs (attorneys’ fees, consulting, auditing, indirect taxes, and other obligations) resulting from the recognition of the right acquired in court, totaling CLP 1,776 million (CLP 1,513 million at December 2021) (BRL 10 million).

Income tax payment occurs upon credit settlement, with that the respective deferred tax liability recorded was CLP 2,308 million (CLP 1,967 million at December 2021) (BRL 13 million).

(2)	Other non-financial assets are mainly composed of advances to suppliers.

7 – TRADE ACCOUNTS AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other receivables is as follows:

	Current		Non-current
Trade debtors and other accounts receivable, Net	09.30.2022	12.31.2021	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Trade debtors	188,376,890	205,466,469	50,407	42,726
Other debtors	51,567,736	55,281,501	162,102	83,738
Other accounts receivable	2,759,757	4,742,656	-	-
Total	242,704,383	265,490,626	212,509	126,464

	Current		Non-current
Trade debtors and other accounts receivable, Gross	09.30.2022	12.31.2021	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Trade debtors	193,408,282	210,175,775	50,407	42,726
Other debtors	51,567,736	55,281,501	162,102	83,738
Other accounts receivable	2,876,521	4,744,721	-	-
Total	247,852,539	270,201,997	212,509	126,464

The stratification of the portfolio is as follows:

Current trade debtors without impairment impact	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Less than one month	181,251,754	195,325,587
Between one and three months	2,021,002	6,843,836
Between three and six months	1,824,053	1,808,425
Between six and eight months	3,167,601	2,235,866
Older than eight months	5,194,279	4,004,787
Total	193,458,689	210,218,501

The Company has approximately 282,200 clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 67,100 in Chile, 87,400 in Brazil, 65,800 in Argentina and 61,900 in Paraguay.

The movement in the allowance for expected credit losses is presented below:

	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Opening balance	4,711,371	6,795,663
Increase (decrease)	(248,512)	1,697,887
Provision reversal	(490,596)	(3,832,220)
Increase (decrease) for changes of foreign currency	1,175,893	50,041
Sub – total movements	436,785	(2,084,292)
Ending balance	5,148,156	4,711,371

8 – INVENTORIES

The composition of inventories is detailed as follows:

Details	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Raw materials (1)	101,553,575	86,914,422
Finished goods	112,068,590	81,461,680
Spare parts and supplies	27,025,506	23,063,797
Work in progress	323,957	109,467
Other inventories	5,408,915	3,358,474
Obsolescence provision (2)	(4,143,571)	(3,557,634)
Total	242,236,972	191,350,206

The cost of inventory recognized as cost of sales amounts to CLP 995,465,541 thousand and CLP 836,960,661 thousand as of September 30, 2022 and 2021, respectively.

(1)	Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.

(2)	The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to maturity.

9 – TAX ASSETS AND LIABILITIES

The composition of current tax accounts receivable is the following:

Tax assets	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Tax credits	40,911,835	10,224,368
Total	40,911,835	10,224,368

The composition of current tax accounts payable is the following:

	Current		Non-current
Tax liabilities	09.30.2022	12.31.2021	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Income tax expense	9,903,678	30,512,787	-	-
Total	9,903,678	30,512,787	-	-

10 – INCOME TAX EXPENSE AND DEFERRED TAXES

10.1	Income tax expense

The current and deferred income tax expenses are detailed as follows:

Details	09.30.2022	09.30.2021
	CLP (000’s)	CLP (000’s)
Current income tax expense	(42,814,303)	(29,722,904)
Current tax adjustment previous period	298,946	2,513,778
Foreign dividends tax withholding expense	(11,606,992)	(5,154,527)
Other current tax expense (income)	-	114,131
Current income tax expense	(54,122,349)	(32,249,522)
Expense (income) for the creation and reversal of temporary differences of deferred tax and others	(11,917,119)	(5,077,535)
Expense (income) for deferred taxes	(11,917,119)	(5,077,535)
Total income tax expense	(66,039,468)	(37,327,057)

The distribution of national and foreign tax expenditure is as follows:

Income taxes	09.30.2022	09.30.2021
	CLP (000’s)	CLP (000’s)
Current taxes
Foreign	(41,052,395)	(27,704,808)
National	(13,069,954)	(4,544,714)
Current tax expense	(54,122,349)	(32,249,522)
Deferred taxes
Foreign	(6,522,822)	(113,644)
National	(5,394,297)	(4,963,891)
Deferred tax expense	(11,917,119)	(5,077,535)
Income tax expense	(66,039,468)	(37,327,057)

The reconciliation of the tax expense using the statutory rate with the tax expense using the effective rate is as follows:

Reconciliation of effective rate	09.30.2022	09.30.2021
	CLP (000’s)	CLP (000’s)
Net income before taxes	157,588,162	122,521,446
Tax expense at legal rate (27.0%)	(42,548,804)	(33,080,790)
Effect of tax rate in other jurisdictions	(3,080,852)	552,065
Permanent differences:
Non-taxable revenues	17,029,219	(9,732,322)
Non-deductible expenses	(2,299,672)	(1,473,123)
Tax effect on excess tax provision in previous periods	(91,171)	615,161
Subsidiaries tax withholding expense and other legal tax debits and credits	(35,048,189)	5,791,952
Adjustments to tax expense	(20,409,813)	(4,798,332)
Tax expense at effective rate	(66,039,469)	(37,327,057)
Effective rate	41.9%	30.4%

The applicable income tax rates in each of the jurisdictions where the Company operates are the following:

	Rate
Country	2022	2021
Chile	27.00%	27.00%
Brazil	34.00%	34.00%
Argentina	35.00%	35.00%
Paraguay	10.00%	10.00%

10.2	Deferred taxes

The net cumulative balances of temporary differences resulted in deferred tax assets and liabilities, which are detailed as follows:

	09.30.2022		12.31.2021
Temporary differences	Assets	Liabilities	Assets	Liabilities
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Property, plant and equipment	6,490,323	(55,116,065)	5,944,185	(52,435,301)
Obsolescence provision	1,722,889	-	1,696,051	-
ICMS exclusion credit	1,013,259	-	-	(4,925,230)
Employee benefits	3,344,092	(243,271)	3,163,172	(115,828)
Provision for severance indemnity	279,576	(37,334)	271,789	(271,367)
Tax loss carry forwards (1)	8,661,164	-	4,292,863	(698)
Tax goodwill Brazil	-	(8,354,228)	-	(3,126,125)
Contingency provision	29,276,038	-	30,216,275	-
Foreign Exchange differences (2)	15,019,981	-	7,165,844	-
Allowance for doubtful accounts	752,041	-	638,484	-
Coca-Cola incentives (Argentina)	417,039	-	-	-
Assets and liabilities for placement of bonds	-	(626,794)	-	(2,081,271)
Financial expense	-	(2,152,221)	-	-
Lease liabilities	1,907,684	-	1,781,922	-
Inventories	442,256	-	652,669	-
Distribution rights	-	(162,131,680)	-	(151,228,739)
Hedge derivatives	-	-	-	-
Prepaid income	6,825,520	(106,237)	1,711,461	-
Spare parts	-	(5,523,753)	-	(3,374,376)
Intangibles	220	(8,100,892)	130	(5,440,229)
Others	3,192,358	(5,116,286)	4,194,697	(5,326,478)
Subtotal	79,344,440	(247,508,761)	61,729,542	(228,325,642)
Offsetting of deferred tax assets/(liabilities)	(76,574,605)	76,574,605	(59,870,815)	59,870,815
Total assets and liabilities net	2,769,835	170,934,156	1,858,727	(168,454,827)

(1)	Tax losses mainly associated with entities in Chile. Tax losses have no expiration date in Chile.
(2)	Corresponds to deferred taxes for exchange rate differences generated on the translation of debts expressed in foreign currency that for tax purposes are recognized when incurred.

Deferred tax account movements are as follows:

Movement	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Opening balance	166,596,100	151,743,678
Increase (decrease) in deferred tax	(11,357,859)	4,507,688
Increase (decrease) due to foreign currency translation(*)	12,926,080	10,344,734
Total movements	1,568,221	14,852,422
Ending balance	168,164,321	166,596,100

(*) Includes IAS 29 effects due to inflation in Argentina

11 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at the close of each period is detailed as follows:

Property, plant and equipment, gross	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Construction in progress	63,908,214	56,280,594
Land	110,032,200	101,286,107
Buildings	358,448,516	306,300,748
Plant and equipment	717,958,850	613,537,377
Information technology equipment	35,967,027	29,470,242
Fixed installations and accessories	72,598,505	61,264,172
Vehicles	76,031,167	56,346,552
Leasehold improvements	380,403	322,036
Rights of use (1)	76,400,673	69,616,828
Other properties, plant and equipment (2)	485,036,350	383,403,363
Total Property, plant and equipment, gross	1,996,761,905	1,677,828,019

Accumulated depreciation of Property, plant and equipment	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Buildings	(121,884,025)	(102,957,623)
Plant and equipment	(528,542,410)	(443,885,822)
Information technology equipment	(28,352,963)	(23,857,025)
Fixed installations and accessories	(47,035,776)	(38,165,051)
Vehicles	(47,108,391)	(37,161,952)
Leasehold improvements	(287,817)	(208,747)
Rights of use (1)	(55,652,718)	(45,962,853)
Other properties, plant and equipment (2)	(336,183,583)	(269,249,819)
Total accumulated depreciation	(1,165,047,683)	(961,448,892)
Total Property, plant and equipment, net	831,714,222	716,379,127

(1) For adoption of IFRS 16, See details of underlying assets in Note 11.1

(2) The net balance of each of these categories is presented below:

Other Property, plant and equipment, net	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Bottles	46,477,081	36,546,377
Marketing and promotional assets (market assets)	71,431,291	55,210,620
Other Property, plant and equipment	30,944,395	22,396,547
Total	148,852,767	114,153,544

11.1	Movements

Movements in Property, plant and equipment are detailed as follows:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Rights-of-use, net (1)	Property, plant and equipment, net
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance at 01.01.2022	56,280,594	101,286,107	203,343,125	169,651,555	5,613,217	23,099,121	19,184,600	113,289	114,153,544	23,653,975	716,379,127
Additions	47,933,567	-	77,586	15,182,061	406,986	-	736,746	-	51,425,879	-	115,762,825
Right-of use additions	-	-	-	-	-	-	-	-	-	2,657,310	2,657,310
Disposals	(32,456)	-	(18,069)	(52,910)	(19,610)	-	(300)	-	(1,547,618)	(382,839)	(2,053,802)
Transfers between items of Property, plant and equipment	(49,377,791)	178,255	10,124,102	11,058,483	2,750,596	1,365,179	10,658,010	50,914	13,017,924	-	(174,328)
Right-of-use transfers	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	-	(6,438,218)	(27,038,977)	(1,908,696)	(2,736,030)	(4,187,616)	(52,096)	(36,282,815)	-	(78,644,448)
Amortization	-	-	-	-	-	-	-	-	-	(7,483,168)	(7,483,168)
Increase (decrease) due to foreign currency translation differences	9,163,122	8,567,838	26,545,817	22,241,917	788,105	2,568,873	2,571,726	16,496	17,673,680	2,318,376	92,455,950
Other increase (decrease) (2)	(58,822)	-	2,930,148	(1,625,689)	(16,534)	1,265,586	(40,390)	(36,017)	(9,587,827)	(15,699)	(7,185,244)
Total movements	7,627,620	8,746,093	33,221,366	19,764,885	2,000,847	2,463,608	9,738,176	(20,703)	34,699,223	(2,906,020)	115,335,095
Ending balance al 09.30.2022	63,908,214	110,032,200	236,564,491	189,416,440	7,614,064	25,562,729	28,922,776	92,586	148,852,767	20,747,955	831,714,222

(1)	Right of use assets is composed as follows:

Right-of-use	Gross asset	Accumulated depreciation	Net asset
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Constructions and buildings	6,908,446	(3,551,444)	3,357,002
Plant and Equipment	48,122,492	(34,908,506)	13,213,986
IT Equipment	1,352,513	(1,130,943)	221,570
Motor vehicles	10,026,054	(6,241,846)	3,784,208
Others	9,991,168	(9,819,979)	171,189
Total	76,400,673	(55,652,718)	20,747,955

Lease liabilities interest expense at the closing of the period reached CLP 1,573,703 thousand.

(2)	Corresponds mainly to the effect of adopting IAS 29 in Argentina.

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Rights-of-use, net (1)	Property, plant and equipment, net
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance at 01.01.2021	34,194,083	94,321,726	180,916,878	145,790,203	4,878,307	17,647,892	16,410,784	59,142	90,020,253	21,337,277	605,576,545
Additions	61,100,226	-	3,708,881	19,025,057	1,428,080	12,068	171,420	8,738	47,426,736	-	132,881,206
Right-of use additions	-	-	-	-	-	-	-	-	-	9,070,997	9,070,997
Disposals	(74,476)	-	(276,312)	(277,845)	(3,896)	(11)	(9,573)	-	(3,156,795)	-	(3,798,908)
Transfers between items of Property, plant and equipment	(39,845,790)	-	4,370,826	21,182,049	751,603	606,279	4,771,885	88,345	8,074,803	-	-
Right-of-use transfers	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	-	(7,862,888)	(32,058,439)	(2,219,235)	(3,700,948)	(4,054,092)	(51,774)	(43,651,397)	-	(93,598,773)
Amortization	-	-	-	-	-	-	-	-	-	(8,386,063)	(8,386,063)
Increase (decrease) due to foreign currency translation differences	6,513,216	6,964,382	21,941,520	23,364,406	658,167	3,080,061	2,264,353	8,840	16,399,966	1,759,346	82,954,257
Other increase (decrease) (2)	(5,606,665)	(1)	544,220	(7,373,876)	120,191	5,453,780	(370,177)	(2)	(960,022)	(127,582)	(8,320,134)
Total movements	22,086,511	6,964,381	22,426,247	23,861,352	734,910	5,451,229	2,773,816	54,147	24,133,291	2,316,698	110,802,582
Ending balance al 12.31.2021	56,280,594	101,286,107	203,343,125	169,651,555	5,613,217	23,099,121	19,184,600	113,289	114,153,544	23,653,975	716,379,127

(1)	Right of use assets is composed as follows:

Right-of-use	Gross asset	Accumulated depreciation	Net asset
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Constructions and buildings	4,042,921	(2,140,590)	1,902,331
Plant and Equipment	43,450,544	(27,325,328)	16,125,216
IT Equipment	997,458	(750,993)	246,465
Motor vehicles	12,171,762	(7,065,299)	5,106,463
Others	8,954,143	(8,680,643)	273,500
Total	69,616,828	(45,962,853)	23,653,975

(2)	Corresponds mainly to the effect of adopting IAS 29 in Argentina.

12 – RELATED PARTIES

Balances and main transactions with related parties are detailed as follows:

12.1	Accounts receivable:

					09.30.2022		12.31.2021
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	9,602,820	-	3,870,800	-
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	15,444	98,614	62,756	98,941
Foreign	Coca-Cola de Argentina	Director related	Argentina	ARS	-	-	2,490,194	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	226,474	-	166,813	-
96.517.210-2	Embotelladora Iquique S.A.	Shareholder related	Chile	CLP	552,239	-	155,264	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	-	-	1,266,871	-
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	2,133,904	-	934,350	-
76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	CLP	426,298	-	371,907	-
76.140.057-6	Monster	Associate	Chile	CLP	86,492	-	87,865	-
79.826.410-9	Guallarauco	Associate	Chile	CLP	8,789	-	12,230	-
Total					13,052,460	98,614	9,419,050	98,941

12.2	Accounts payable:

					09.30.2022		12.31.2021
Taxpayer ID	company	Relationship	Country	Currenty	Current	Non-current	Current	Non-current
					CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	25,449,497	-	19,134,864	-
Foreign	Recofarma do Industrias Amazonas Ltda.	Shareholder related	Brazil	BRL	23,439,548	13,561,371	13,770,200	11,557,723
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	7,922,599	-	7,609,951	-
Foreign	Ser. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	ARS	12,815,609	-	9,893,495	-
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	BRL	172,264	-	577,723	-
Foreign	Monster Energy Brasil Com de Bebidas Ltda.	Shareholder related	Brazil	BRL	2,326,483	-	2,173,901	-
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	CLP	1,203,893	-	367,186	-
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	-	-	378,718	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	756,340	-	277,708	-
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	1,780,493	-	1,858,682	-
Foreign	Monster Energy Argentina S.A.	Shareholder related	Argentina	PYG	-	-	2,365	-
Foreign	Monster Energy Company – USA	Shareholder related	Argentina	PYG	-	-	58,668	-
Foreign	Coca-Cola Company	Shareholder	Paraguay	PYG	1,620,602	-	-	-
Total					77,487,328	13,561,371	56,103,461	11,557,723

12.3       Transactions:

Taxpayer ID	Company	Relationship	Country	Transaction Description	Currency	Accumulated 09.30.2022	Accumulated 12.31.2021
						CLP (000’s)	CLP (000’s)
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Compra concentrado	CLP	141,486,120	174,892,744
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Purchase of advertising services	CLP	-	3,290,184
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Water source lease	CLP	4,195,541	4,727,676
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Sale of raw materials and others	CLP	5,526,462	1,720,061
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Minimum dividend	CLP	-	35,474
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	CLP	16,919,863	17,713,063
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of raw materials	CLP	23,693,012	24,883,194
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of caps	CLP	-	153,142
86.881.400-4	Envases CMF S.A.	Associate	Chile	Compra servicios y otros	CLP	1,124,242	1,325,941
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of services and others	CLP	-	1,430
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	CLP	6,912,796	7,625,273
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging/raw materials	CLP	10,377,820	11,939,711
93.281.000-K	Coca Cola Embonor S.A.	Common shareholder	Chile	Sale of finished products	CLP	56,103,412	59,018,653
93.281.000-K	Coca Cola Embonor S.A.	Common shareholder	Chile	Sale of services and others	CLP	333,949	359,739
93.281.000-K	Coca Cola Embonor S.A.	Common shareholder	Chile	Sale of inputs and materials	CLP	669,733	523,958
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Minimum dividend	CLP	-	339,562
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Sale of fixed asset	CLP	-	357,000
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Dividend distribution	CLP	-	541,188
96.517.310-2	Embotelladora Iquique S.A.	Shareholder related	Chile	Sale of finished products	CLP	4,073,948	4,220,323
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	Purchase of inputs and materials	CLP	6,774,800	265,503
94.627.000-8	Parque Arauco S.A	Director related	Chile	Lease of space	CLP	12,431	69,151
Foreign	Recofarma do Industrias Amazonas Ltda.	Shareholder related	Brazil	Purchase of concentrate	BRL	69,958,707	69,785,833
Foreign	Recofarma do Industrias Amazonas Ltda.	Shareholder related	Brazil	Reimbursement and other purchases	BRL	-	100,072
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Purchase of concéntrate	ARS	126,595,839	129,275,444
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Advertising rights, prizes and others	ARS	3,410,644	3,230,351
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Advertising participation	ARS	-	5,201,881
Foreign	KAIK Participações	Associate	Brazil	Reimbursement and other purchases	BRL	67,858	21,180
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	BRL	574,999	293,677
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	BRL	469,439	2,667,326
89.862.200-2	Latam Airlines Group S.A.	Director related	Chile	Sale of products	CLP	-	269,688
89.862.200-2	Latam Airlines Group S.A.	Director related	Chile	Purchase of products	CLP	-	18,695
76.572.588-7	Coca Cola Del Valle New Ventures SA	Associate	Chile	Sale of services and others	CLP	360,882	442,566
76.572.588-7	Coca Cola Del Valle New Ventures SA	Associate	Chile	Purchase of services and others	CLP	3,232,173	4,436,600
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Payment of commissions and services	ARS	3,287,072	2,973,907
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Purchase of products	ARS	1,406,126	11,658
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Marketing services	ARS	174,711	-
Foreign	Trop Frutas do Brasil Ltda.	Associate	Brazil	Purchase of products	BRL	267,508	2,736,529
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of raw materials	CLP	153,382	6,210
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of finished products	CLP	9,030,608	8,937,506
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of services and others	CLP	-	11,183
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Purchase of finished products	CLP	12,383,863	-
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Advertising	CLP	128,222	-
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Cold equipment maintenance	CLP	247,374
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Purchase of raw materials	CLP	929,390	4,519,948
96.633.550-5	Sinea S.A.	Director related	Chile	Purchase of raw materials	CLP	-	2,294,594
97.036.000-K	Banco Santander Chile.	Director/Manager/Executive	Chile	Purchase of services	CLP	84,715	1,852,076
Foreign	Monster Energy Brasil Comercio de Bebidas Ltda	Affiliated company	Brazil	Purchase of products	BRL	1,652,640	1,571,632

12.4	Salaries and benefits received by key management

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	09.30.2022	09.30.2021
	CLP (000’s)	CLP (000’s)
Executive wages, salaries and benefits	6,566,135	5,487,514
Director allowances	1,170,000	1,126,760
Total	7,736,135	6,614,274

13 – CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Accrued vacation	22,447,808	18,630,043
Participation in profits and bonuses	17,946,470	15,538,771
Severance indemnity	15,871,578	14,982,928
Total	56,265,856	49,151,742

	CLP (000’s)	CLP (000’s)
Current	40,394,276	35,012,072
Non-current	15,871,580	14,139,670
Total	56,265,856	49,151,742

13.1	Severance indemnities

The movements of employee benefits, valued pursuant to Note 2 are detailed as follows:

Movements	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Opening balance	14,982,928	14,086,575
Service costs	789,743	(8,917)
Interest costs	1,615,303	1,672,491
Actuarial variations	1,113,569	1,216,808
Benefits paid	(2,629,965)	(1,984,029)
Total	15,871,578	14,982,928

13.1.1	Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	09.30.2022	12.31.2021
Discount rate	2.30%	2.30%
Expected salary increase rate	2.0%	2.0%
Turnover rate	7.68%	7.68%
Mortality rate	RV-2014	RV-2014
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

13.2	Personnel expenses

Personnel expenses included in the consolidated statement of income are as follows:

Description	09.30.2022	09.30.2021
	CLP (000’s)	CLP (000’s)
Wages and salaries	212,259,598	154,795,577
Employee benefits	49,376,292	36,915,693
Severance benefits	4,930,288	2,760,191
Other personnel expenses	14,919,293	12,359,677
Total	281,485,471	206,831,138

14 – INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1	Description

Investments in associates are accounted for using the equity method. Investments in associates are detailed as follows:

			Functional currency	Investment value		Ownership interest
TAXPAYER ID	Name	Country		09.30.2022	12.31.2021	09.30.2022	12.31.2021
86.881.400-4	Envases CMF S.A. (1)	Chile	CLP	23,733,465	21,863,790	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brazil	BRL	12,819,674	11,359,597	10.26%	10.26%
Foreign	Kaik Participações Ltda. (2)	Brazil	BRL	1,370,847	1,107,007	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brazil	BRL	59,864	51,615	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	BRL	27,966,024	24,258,224	40.00%	40.00%
Foreign	Trop Frutas do Brasil Ltda. (2)	Brazil	BRL	2,189,247	2,192,920	7.52%	7.52%
76.572.588.7	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	30,679,868	30,656,041	35.00%	35.00%
Total				98,818,989	91,489,194

(1)	In Envases CMF S.A., regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)	In these companies, regardless of the ownership interest, it has been defined that the Company has significant influence, given that it has the right to appoint directors.

Envases CMF S.A.

Chilean entity whose corporate purpose is to manufacture and sell plastic material products and beverage bottling and packaging services. The business relationship is to supply plastic bottles, preforms and caps to Coca-Cola bottlers in Chile.

Leão Alimentos e Bebidas Ltda.

Brazilian entity whose corporate purpose is to manufacture and commercialize food, beverages in general and beverage concentrates. Invest in other companies. The business relationship is to produce non-carbonated products for Coca-Cola bottlers in Brazil.

Kaik Participações Ltda.

Brazilian entity whose corporate purpose is to invest in other companies with its own resources.

SRSA Participações Ltda.

Brazilian entity whose corporate purpose is the purchase and sale of real estate investments and property management, supporting the business of Rio De Janeiro Refrescos Ltda. (Andina Brazil).

Sorocaba Refrescos S.A.

Brazilian entity whose corporate purpose is to manufacture and commercialize food, beverages in general and beverage concentrates, in addition to investing in other companies. It has commercial relationship with Rio de Janeiro Refrescos Ltda. (Andina Brazil).

Trop Frutas do Brasil Ltda.

Brazilian entity whose corporate purpose is to manufacture, commercialize and export natural fruit pulp and coconut water. The business relationship is to produce products for Coca-Cola bottlers in Brazil.

Coca-Cola del Valle New Ventures S.A.

Chilean entity whose corporate purpose is to manufacture, distribute and commercialize all kinds of juices, waters and beverages in general. The business relationship is to produce waters and juices for Coca-Cola bottlers in Chile.

14.2	Movements

The movement of investments in other entities accounted for using the equity method is shown below:

Description	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Opening balance	91,489,194	87,956,354
Dividends received	(275,483)	(3,236,541)
Share in operating income	782,380	4,041,118
Amortization unrealized income in associates	-	(435,884)
Other increase (decrease) in investments in associates+	6,822,898	3,164,147
Ending balance	98,818,989	91,489,194

*Mainly due to foreign exchange rates

The main movements are explained below:

•	Dividends declared in 2022 correspond to Envases CMF S.A.
•	Dividends declared in 2021 correspond to Sorocaba Refrescos S.A., Envases CMF S.A. and Coca-Cola del Valle New Ventures S.A.
•	In 2021 it was identified that for the brand Verde Campo (Trop Frutas do Brasil Ltda.) the recoverable value would be R$ 21.8 million, an amount below the book value recorded, proportionally impacting the result of Andina Brazil according to its participation (for more information see Note 2.8).

14.3	Reconciliation of share of profit in investments in associates:

Description	09.30.2022	09.30.2021
	CLP (000’s)	CLP (000’s)
Equity value on income of associates	782,380	2,286,513
Unrealized earnings from product inventory acquired from associates and not sold at the end of the period, which is presented as a discount in the respective asset account (containers and / or inventory)	(439,837)	(368,785)
Amortization goodwill in the sale of fixed assets of Envases CMF S.A.	-	-
Amortization goodwill preferred rights CCDV S.A.	(57,482)	(392,296)
Income statement balance	285,060	1,525,432

14.4	Summary financial information of associates:

At September 30, 2022

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca-Cola del Valle New Ventures S.A.
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Short term assets	65,652,764	37,771,030	-	24,228	85,830,692	21,789,044	26,927,496
Long term assets	51,377,830	97,190,070	12,110,292	343,991	55,352,545	36,919,629	75,247,746
Total assets	117,030,594	134,961,100	12,110,292	368,219	141,183,237	58,708,673	102,175,242
Short term liabilities	45,108,924	17,148,715	-	218,558	16,812,524	14,693,964	9,038,769
Long term liabilities	25,005,706	49,713,969	33	-	11,429,230	22,581,835	5,480,067
Total liabilities	70,114,630	66,862,684	33	218,558	28,241,754	37,275,799	14,518,836
Total Equity	46,915,964	68,098,416	12,110,259	149,661	112,941,483	21,432,874	87,656,406
Total revenue from ordinary activities	69,040,154	-802	587,846	146,109	53,276,517	33,874,927	25,249,336
Earnings before taxes	5,112,037	518,055	587,846	146,109	5,053,792	(4,367,816)	-896,914
Earnings after taxes	3,739,352	263,294	587,846	146,109	2,190,664	(4,088,821)	163,561
Other comprehensive income	-	8,046,276	-	-	-65,940	287,118	-
Total comprehensive income	-	8,309,570	587,846	146,109	2,124,724	(3,801,703)	-

Reporting date (See Note 2.3)	09.30.2022	08.31.2022	08.31.2022	08.31.2022	08.31.2022	08.31.2022	08.31.2022

At December 31, 2021:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca-Cola del Valle New Ventures S.A.
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Short term assets	72,400,404	19,468,334	-	20,648	68,192,154	16,765,435	29,227,758
Long term assets	42,875,230	92,639,217	9,779,486	294,662	50,034,496	33,021,014	75,706,352
Total assets	115,275,634	112,107,551	9,779,486	315,310	118,226,650	49,786,449	104,934,110
Short term liabilities	57,080,891	21,255,566	-	186,266	12,991,480	10,009,915	10,181,664
Long term liabilities	14,467,165	34,960,269	28	-	6,489,944	18,294,787	7,164,058
Total liabilities	71,548,056	56,215,834	28	186,266	19,481,425	28,304,702	17,345,722
Total Equity	43,727,578	55,891,716	9,779,458	129,043	98,745,226	21,481,747	87,588,388
Total revenue from ordinary activities	77,805,312	-25,164,499	204,624	126,016	94,169,579	35,224,230	46,509,329
Earnings before taxes	7,347,219	4,518,371	204,624	126,016	2,876,850	(31,042,731)	2,306,620
Earnings after taxes	5,509,658	2,573,415	204,624	126,016	1,556,223	(37,324,877)	2,869,945
Other comprehensive income	-	2,363,061	-	-	49,784	30,547,925	-
Total comprehensive income	-	4,936,476	-	-	1,606,007	(6,776,952)	-

Reporting date (See Note 2.3)	12.31.2021	11.30.2021	11.30.2021	11.30.2021	11.30.2021	11.30.2021	12.31.2021

15 – INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets other than goodwill are detailed as follows:

	September 30, 2022			December 31, 2021
	Gross	Accumulated	Net	Gross	Accumulated	Net
Description	Value	Amortization	Value	Value	Amortization	Value
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Distribution rights (1)	697,866,527	(4,242,141)	693,624,386	650,411,156	(3,896,827)	646,514,329
Software	55,016,331	(36,213,860)	18,802,471	44,084,900	(31,019,938)	13,064,962
Others	509,957	(457,705)	52,252	509,957	(457,705)	52,252
Total	753,392,815	(40,913,706)	712,479,109	695,006,013	(35,374,470)	659,631,543

(1)	Correspond to the contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as indefinite contracts.

The distribution rights together with the assets that are part of the cash-generating units, are annually subjected to the impairment test, Such distribution rights have an indefinite useful life and are not subject to amortization, except for the Monster rights that are amortized in the term of the agreement which is 4 years.

Distribution rights	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	303,849,936	303,973,971
Brazil (Rio de Janeiro, Espírito Santo, Ribeirão Preto and investments in Sorocaba and Leão Alimentos e Bebidas Ltda.)*	185,597,381	158,175,979
Paraguay	200,540,623	181,675,993
Argentina (North and South)	3,636,446	2,688,386
Total	693,624,386	646,514,329

* On September 21, 2021 Coca-Cola Andina together with Coca-Cola Femsa, acquired the Brazilian beer brand Therezópolis for BRL 70 million. Each bottler bought 50% of the brand. This transaction is part of the company’s long-term strategy to complement its beer portfolio in Brazil. The transaction was completed and approved by CADE (Brazilian Administrative Council of Economic Defense). In September, 2021 Andina recorded an intangible asset under the Therezópolis brand for BRL 35 million with an indefinite useful life.

The movement and balances of identifiable intangible assets are detailed as follows:

	January 1 to September 30, 2022				January 1 to December 31, 2021
	Distribution				Distribution
Description	Rights	Others	Software	Total	Rights	Others	Software	Total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance	646,514,329	52,252	13,064,962	659,631,543	596,365,737	975	8,147,453	604,514,165
Additions	16,882	-	8,284,269	8,301,151	5,773,560	-	6,998,593	12,772,153
Amortization	(140,917)	-	(3,219,778)	(3,360,694)	(152,644)	-	(2,637,823)	(2,790,467)
Other increases (decreases) (1)	47.234.092	-	673,018	47,907,110	44,527,676	51,277	556,739	45,135,692
Ending balance	693,624,386	52,252	18,802,471	712,479,109	646,514,329	52,252	13,064,962	659,631,543

(1)	Mainly corresponds to restatement due to the effects of translation of distribution rights of foreign subsidiaries.

16 – GOODWILL

Movement in Goodwill is detailed as follows:

Cash Generating Unit	01.01.2022	Foreign currency translation differences where functional currency is different from presentation currency	09.30.2022
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	61,851,449	10,545,617	72,397,066
Argentine operation	39,976,392	12,573,755	52,550,147
Paraguayan operation	7,712,036	800,792	8,512,828
Total	118,042,900	23,920,164	141,963,064

Cash Generating Unit	01.01.2021	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	56,001,413	5,850,036	61,851,449
Argentine operation	27,343,642	12,632,750	39,976,392
Paraguayan operation	6,477,515	1,234,521	7,712,036
Total	98,325,593	19,717,307	118,042,900

17 – OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

	Balance
	Current		Non-current
	09.30.2022	12.31.2021	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Bank loans (Note 17.1.1 - 3)	5,005,265	26,617	13,441,001	4,000,000
Bonds payable, net[1] (Note 17.2)	17,727,317	25,383,339	1,137,066,610	1,020,661,942
Bottle guaranty deposits	15,420,314	13,402,885	-	-
Derivative contract liabilities (Note 17.3)	-	758,663	43,469,486	-
Lease liabilities (Note 17.4.1 - 2)	6,759,540	8,191,535	16,068,182	16,387,030
Total	44,912,436	47,763,039	1,210,045,279	1,041,048,972

[1]	Amounts net of issuance expenses and discounts related to issuance.

The fair value of financial assets and liabilities is presented below:

Current	Book value 09.30.2022	Fair value 09.30.2022	Book value 12.31.2021	Fair value 12.31.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Cash and cash equivalent (2)	243,637,249	243,637,249	304,312,020	304,312,020
Other financial assets (1)	3,850,028	3,850,028	961,705	961,705
Trade debtors and other accounts receivable (2)	242,704,383	242,704,383	265,490,626	265,490,626
Accounts receivable related companies (2)	13,052,460	13,052,460	9,419,050	9,419,050
Bank liabilities (2)	5,005,265	5,071,234	111,992	111,992
Bonds payable (2)	17,727,317	17,777,824	26,774,799	26,774,799
Bottle guaranty deposits (2)	15,420,314	15,420,314	13,402,885	13,402,885
Forward contracts liabilities (see Note 22) (1)	-	-	758,663	758,663
Leasing agreements (2)	6,759,540	6,759,540	8,191,535	8,191,535
Accounts payable (2)	335,372,705	335,372,705	327,409,207	327,409,207
Accounts payable related companies (2)	77,487,328	77,487,328	56,103,461	56,103,461

Non-current	09.30.2022	09.30.2022	12.31.2021	12.31.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Other financial assets (1)	265,417,665	265,417,665	281,337,127	281,337,127
Non-current accounts receivable (2)	212,509	212,509	126,464	126,464
Accounts receivable related companies (2)	98,614	98,614	98,940	98,940
Bank liabilities (2)	13,441,001	3,921,569	4,000,000	4,056,753
Bonds payable (2)	1,137,066,610	1,068,376,939	1,020,661,942	1,041,841,338
Leasing agreements (2)	16,068,182	16,068,182	16,387,030	16,387,030
Non-current accounts payable (2)	2,991,784	2,991,784	256,273	256,273
Derivative contracts liabilities (see Note 22) (1)	43,469,486	43,469,486	-	-
Accounts payable related companies (2)	13,561,371	13,561,371	11,557,723	11,557,723

(1)	Fair values are based on discounted cash flows using market discount rates at the close of the six-month and one-year period and are classified as Level 2 of the fair value measurement hierarchies.
(2)	Financial instruments such as: Cash and Cash Equivalents, Trade and Other Accounts Receivable, Accounts Receivable, Bottle Guarantee Deposits and Trade Accounts Payable, and Other Accounts Payable present a fair value that approximates their carrying value, considering the nature and term of the obligation. The business model is to maintain the financial instrument in order to collect/pay contractual cash flows, in accordance with the terms of the contract, where cash flows are received/cancelled on specific dates that exclusively constitute payments of principal plus interest on that principal. These instruments are revalued at amortized cost.

17.1 Bank liabilities

17.1.1 Bank liabilities, current

									Maturity		Total
Indebted entity			Creditor entity				Type of	Nominal	Up to	90 days to	At	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	90 days	1 year	09.30.2022	12.31.2021
									CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	CLP	Semiannually	2.00%	17,708	-	17,708	26,617
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y de Buenos Aires S.A.	Argentina	ARS	At maturity	71.50%	156,088	-	156,088	-
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Patagonia S.A.	Argentina	ARS	At maturity	70.80%	4,819,007	-	4,819,007	-
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco HSBC S.A.	Argentina	ARS	At maturity	90.00%	12,307	-	12,307	-
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Superville S.A.	Argentina	ARS	At maturity	70.80%	155	-	155	-
Total											5,005,265	26,617

17.1.2 Bank liabilities, non-current

									Maturity
Indebted entity			Creditor entity				Type of	Nominal	1 year up to	More than 2	More than 3	More than 4	More than 5	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	years	09.30.2022
									CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	CLP	Semiannually	2.00%	-	-	4,000,000	-	-	4,000,000
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	CLP	Semiannually	9,49%	-	4,577,103	-	-	-	4,577,103
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	UF	Semiannually	3,32%	-	4,863,898	-	-	-	4,863,898
													Total	13,441,001

17.1.3 Bank liabilities, non-current previous year

									Maturity
Indebted entity			Creditor entity				Type of	Nominal	1 year up to	More than 2	More than 3	More than 4	More than 5	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	years	12.31.2021
									CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	CLP	Semiannually	2.00%	-	-	4,000,000	-	-	4,000,000
													Total	4,000,000

17.1.4	Current and non-current bank obligations “Restrictions”

Bank obligations are not subject to restrictions for the reported periods.

17.2	Bond obligations

	Current		Non-current		Total
Composition of bonds payable	09.30.2022	12.31.2021	09.30.2022	12.31.2021	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Bonds face value [1]	18,688,653	26,103,215	1,144,215,468	1,027,864,462	1,162,904,121	1,053,970,677

17.2.1	Current and non-current balances

Bonds payable correspond to bonds in UF issued by the parent company on the Chilean market and bonds in U.S. dollars issued by the Parent Company on the international market. A detail of these instruments is presented below:

		Current nominal	Adjustment	Interest	Final	Interest	Current		Non-current
Bonds	Series	amount	unit	rate	maturity	payment	09.30.2022	12.31.2021	09.30.2022	12.31.2021
							CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
CMF Registration 254 06.13.2001	B	1,253,683	UF	6.50%	12.01.2026	Semiannually	10,653,621	8,769,787	33,203,722	34,515,188
CMF Registration 641 08.23.2010	C	1,227,273	UF	4.00%	08.15.2031	Semiannually	4,879,737	4,853,856	37,372,615	38,035,317
CMF Registration 760 08.20.2013	D	4,000,000	UF	3.80%	08.16.2034	Semiannually	630,512	1,737,109	137,032,920	123,966,960
CMF Registration 760 04.02.2014	E	3,000,000	UF	3.75%	03.01.2035	Semiannually	318,208	1,151,467	102,774,700	92,975,229
CMF Registration 912 10.10.2018	F	5,700,000	UF	2.83%	09.25.2039	Semiannually	73,773	1,316,202	195,271,911	176,652,918
Bonds USA 2023 10.01.2013	-	365,000,000	USD	5.00%	10.01.2023	Semiannually	-	3,853,898	350,487,600	308,311,850
Bonds USA 2050 01.01.2021	-	300,000,000	USD	3.95%	01.21.2050	Semiannually	2,132,802	4,420,896	288,072,000	253,407,000
						Total	18,688,653	26,103,215	1,144,215,468	1,027,864,462

[1]	Gross amounts do not include issuance expenses and discounts related to issuance.

17.2.2 Non-current maturities

		Year of maturity				Total Non-current
	Series	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5	09.30.2022
		CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
CMF Registration 254 06.13.2001	B	10,378,676	11,053,290	11,771,756	-	33,203,722
CMF Registration 641 08.23.2010	C	4,671,577	4,671,577	4,671,577	23,357,884	37,372,615
CMF Registration 760 08.20.2013	D	-	-	-	137,032,920	137,032,920
CMF Registration 760 04.02.2014	E	-	-	-	102,774,700	102,774,700
CMF Registration 912 10.10.2018	F	-	-	-	195,271,911	195,271,911
Bonds USA	-	350,487,600	-	-	-	350,487,600
Bonds USA 2	-	-	-	-	288,072,000	288,072,000
Total		365,537,853	15,724,867	16,443,333	746,509,415	1,144,215,468

17.2.3 Market rating

The bonds issued on the Chilean market had the following rating:

AA	:	ICR Compañía Clasificadora de Riesgo Ltda. rating
AA	:	Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market had the following rating:

BBB	:	Standard&Poors Global Ratings
BBB+	:	Fitch Ratings Inc.

17.2.4	Restrictions

17.2.4.1 Restrictions regarding bonds placed abroad.

Obligations with bonds placed abroad are not affected by financial restrictions for the periods reported.

17.2.4.2 Restrictions regarding bonds placed in the local market.

The following financial information was used for calculating restrictions:

09.30.2022
CLP (000’s)
Average net financial debt last 4 quarters	472,631,244

Net financial debt	652,347,667

Unencumbered assets	2,755,654,118

Total unsecured liabilities	1,781,206,780

EBITDA LTM	459,270,553

Net financial expenses LTM	23,496,898

Restrictions on the issuance of bonds for a fixed amount registered under number 254, series B1 and B2.

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, “Indebtedness Level” will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest “Consolidated Financial Statements of Income by Function”.

Consolidated Net Financial Liabilities” will be considered as the result of : /i/ “Other Financial Liabilities, Current”, plus /ii/ “Other Financial Liabilities, Non-Current”, minus /iii/ the sum of “Cash and Cash Equivalents”; plus “Other Financial Assets, Current”; plus “Other Financial Assets, Non-Current” (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

EBITDA” will be considered as the addition of the following accounts of the “Consolidated Financial Statements of Income by Function” contained in the Issuer’s Consolidated Financial Statements: “Revenues from Ordinary Activities”, “Cost of Sales”, “Distribution Costs”, “Administrative Expenses” and “Other Expenses, by function”, discounting the value of “Depreciation” and “Amortization for the Year” presented in the Notes to the Issuer’s Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 1.03 times.

•	Maintain, and in no manner lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unsecured consolidated liabilities payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio is 1.55 times.

Restrictions to bond lines registered in the Securities Registered under number 641, series C

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, “Indebtedness Level” will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest “Consolidated Financial Statements of Income by Function”.

Consolidated Net Financial Liabilities” will be considered as the result of: /i/ “Other Financial Liabilities, Current”, plus /ii/ “Other Financial Liabilities, Non-Current”, minus /iii/ the sum of “Cash and Cash Equivalents”; plus “Other Financial Assets, Current”; plus “Other Financial Assets, Non-Current” (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

“EBITDA” will be considered as the addition of the following accounts of the “Consolidated Financial Statements of Income by Function” contained in the Issuer’s Consolidated Financial Statements: “Revenues from Ordinary Activities”, “Cost of Sales”, “Distribution Costs”, “Administrative Expenses” and “Other Expenses, by function”, discounting the value of “Depreciation” and “Amortization for the Year” presented in the Notes to the Issuer’s Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 1.03 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unencumbered assets refer to the assets that are the property of the issuer; classified under Total Assets of the Issuer’s Financial Statements; and that are free of any pledge, mortgage or other liens constituted in favor of third parties, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

Unsecured total liabilities correspond to liabilities from Total Current Liabilities and Total Non-Current Liabilities of Issuer’s Financial Statement which do not benefit from preferences or privileges, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

As of the date of these financial statements, this ratio was 1.55 times.

•	Maintain a level of “Net Financial Coverage” greater than 3 times in its quarterly financial statements. Net financial coverage means the ratio between the issuer’s EBITDA of the last 12 months and the issuer’s Net Financial Expenses in the last 12 months. Net Financial Expenses will be regarded as the difference between the absolute value of interest expense associated with the issuer’s financial debt account accounted for under “Financial Costs”; and interest income associated with the issuer’s cash accounted for under the Financial Income account. However, this restriction shall be deemed to have been breached where the mentioned level of net financial coverage is lower than the level previously indicated during two consecutive quarters.

As of the date of these financial statements, Net Financial Coverage was 19.55 times.

Restrictions to bond lines registered in the Securities Registrar under number 760, series D and E.

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, “Indebtedness Level” will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest “Consolidated Financial Statements of Results by Function”.

Consolidated Net Financial Liabilities” will be considered as the result of : /i/ “Other Financial Liabilities, Current”, plus /ii/ “Other Financial Liabilities, Non-Current”, minus /iii/ the sum of “Cash and Cash Equivalents”; plus “Other Financial Assets, Current”; plus “Other Financial Assets, Non-Current” (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

EBITDA” will be considered as the addition of the following accounts of the “Consolidated Financial Statements of Income by Function” contained in the Issuer’s Consolidated Financial Statements: “Revenues from Ordinary Activities”, “Cost of Sales”, “Distribution Costs”, “Administrative Expenses” and “Other Expenses, by function”, discounting the value of “Depreciation” and “Amortization for the Year” presented in the Notes to the Issuer’s Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 1.03 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio was 1.55 times.

•	Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as “TCCC” or the “Licensor” for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called “Metropolitan Region”. This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

Restrictions to bond lines registered in the Securities Registrar under number 912, series F.

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, “Indebtedness Level” will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest “Consolidated Financial Statements of Results by Function”.

“Consolidated Net Financial Liabilities” will be considered as the result of : /i/ “Other Financial Liabilities, Current”, plus /ii/ “Other Financial Liabilities, Non-Current”, minus /iii/ the sum of “Cash and Cash Equivalents”; plus “Other Financial Assets, Current”; plus “Other Financial Assets, Non-Current” (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

“EBITDA” will be considered as the sum of the following accounts of the “Consolidated Financial Statements of Income by Function” contained in the Issuer’s Consolidated Financial Statements: “Revenues from Ordinary Activities”, “Cost of Sales”, “Distribution Costs”, “Administrative Expenses” and “Other Expenses, by function”, discounting the value of “Depreciation” and “Amortization for the Year” presented in the Notes to the Issuer’s Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 1.03 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable. Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position. The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio was 1.55 times.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of local bonds Series C, D and E is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

As of September 30, 2022 and December 31, 2021 the Company complies with all financial covenants.

17.3 Derivative contract obligations

Please see details in Note 22.

17.4 Liabilities for leasing agreements

17.4.1 Current liabilities for leasing agreements

								Maturity		Total
Indebted entity		Creditor entity				Amortization	Nominal	Up to	90 days up to	at	at
Name	Country	Taxpayer ID	Name	Country	Currency	Type	Rate	90 days	1 year	09.30.2022	12.31.2021
								CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	268,038	855,050	1,123,088	873,321
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.39%	48,001	60,481	108,482	180,136
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.10%	97,689	122,677	220,366	267,752
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	3.50%	84,895	243,106	328,001	289,409
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	42,450	127,349	169,799	148,347
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	-	-	-	24,779
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	354,322	189,270	543,592	486,793
Embotelladora del Atlántico S.A.	Argentina	Foreign	Systems	Argentina	USD	Monthly	12.00%	57,964	108,698	166,662	138,103
VJ S.A.	Chile	93.899.000-k	De Lage Landen Chile S.A.	Chile	USD	Linear	12.16%	163,163	498,220	661,383	558,872
Vital Aguas S.A.	Chile	76.389.720-6	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	Linear	7.50%	188,128	-	188,128	1,107,139
Envases Central S.A.	Chile	96.705.990-0	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	Linear	5.56%	598,230	602,887	1,201,117	2,364,977
Paraguay Refrescos S.A.	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PGY	Monthly	1.00%	13,029	0	13,029	185,345
Transportes Polar S.A.	Chile	96.928.520-7	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	0	86,682	86,682	101,950
Embotelladora Andina S.A.	Chile	91.144.000-8	Central de Restaurante Aramark Ltda.	Chile	CLP	Monthly	1.30%	-	-	-	13,997
Transportes Andina Refrescos Ltda	Chile	78.861.790-9	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	1.00%	75,499	225,547	301,046	274,063
Transportes Andina Refrescos Ltda	Chile	78.861.790-9	Comercializadora Novaverde Limitada	Chile	UF	Monthly	0.08%	103,979	173,566	277,545	376,446
Transportes Andina Refrescos Ltda	Chile	78.861.790-9	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.24%	223,499	680,223	903,722	800,106
Red de Transportes Comerciales S.A.	Chile	76.276.604-3	Inmobiliaria Ilog Avanza Park	Chile	UF	Monthly	0.21%	115,888	351,010	466,898	-
									Total	6,759,540	8,191,535

The Company maintains leases on forklifts, vehicles, real estate and machinery. These leases have an average lifespan of between one and eight years without including a renewal option in the contracts.

17.4.2 Non-current liabilities for leasing agreements

								Maturity
Indebted entity		Creditor entity				Amortization	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	at
Name	Country	Taxpayer ID	Name	Country	Currency	Type	Rate	2 years	3 years	4 years	5 years	5 years	09.30.2022
								CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	1,269,090	1,434,071	1,620,500	1,831,165	3,202,614	9,357,440
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Tetra Pack|	Brazil	BRL	Monthly	7.39%	86,023	92,603	99,687	107,314	245,633	631,260
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Real estate	Brazil	BRL	Monthly	8.10%	45,785	-	-	-	-	45,785
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	3.50%	318,520	298,896	98,856	32,589	8,019	756,880
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	-	339,599	-	141,499	-	481,098
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	-	107,092	-	-	-	107,092
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	-	30,024	-	-	-	30,024
VJ S.A.	Chile	Foreign	De Lage Landen Chile S.A.	Chile	USD	Monthly	12.16%	1,037,058		-	-	-	1,037,058
Transportes Andina Refrescos Ltda	Chile	85.275.700-0	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	1.00%	-	422,173	-	-	-	422,173
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	-	210,059	9,902	-	-	219,961
Red de Transportes Comerciales S.A.	Chile	76.276.604-3	Inmobiliaria Ilog Avanza Park	Chile	UF	Monthly	0.21%	-	929,841	-	-	-	929,841
Transportes Andina Refrescos Ltda	Chile	78.861.790-9	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.24%	-	1,968,356	-	81,214	-	2,049,570
												Total	16,068,182

17.4.3 Non-current liabilities for leasing agreements (previous year)

								Maturity
Indebted entity		Creditor entity				Type of	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	at
Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2021
								CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	986,852	1,115,143	1,260,112	1,423,926	3,917,596	8,703,629
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack|	Brazil	BRL	Monthly	7.39%	64,906	69,872	75,217	80,971	256,055	547,021
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.20%	115,321	28,670	-	-	-	143,991
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	6.56%	276,248	269,864	249,693	29,102	27,331	852,238
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	-	86,276	-	-	-	86,276
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	-	296,693	-	234,882	-	531,575
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	-	86,139	-	-	-	86,139
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	1,343,457	-	-	-	-	1,343,457
Vital Aguas S.A.	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	Monthly	8.20%	602,887	-	-	-	-	602,887
Envases Central S.A.	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	Monthly	9.00%	-	541,264	-	44,696	-	585,960
Paraguay Refrescos S.A.	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PGY	Monthly	1.00%	-	212,945	-	64,460	-	277,405
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	-	156,942	-	-	-	156,942
Embotelladora Andina S.A.	Chile	76.178.360-2	Central de Restaurante Aramark Ltda.	Chile	CLP	Monthly	1.30%	-	1,670,939	-	798,571	-	2,469,510
												Total	16,387,030

Leasing agreement obligations are not subject to financial restrictions for the reported periods.

18 – TRADE AND OTHER ACCOUNTS PAYABLE

Trade and other current accounts payable are detailed as follows:

Classification	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Current	335,372,705	327,409,207
Non-current	2,991,784	256,273
Total	338,364,489	327,665,480

Item
	CLP (000’s)	CLP (000’s)
Trade accounts payable	259,784,598	248,163,428
Withholding tax	51,331,715	54,812,365
Others	27,248,176	24,689,687
Total	338,364,489	327,665,480

19 – OTHER PROVISIONS, CURRENT AND NON-CURRENT

19.1       Balances

The composition of provisions is as follows:

Description	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Litigation (1)	52,345,165	57,412,406
Total	52,345,165	57,412,406

Current	1,336,404	1,528,879
Non-current	51,008,761	55,883,527
Total	52,345,165	57,412,406

(1)	Correspond to the provision made for the probable losses of tax, labor and commercial contingencies, based on the opinion of our legal advisors, according to the following detail:

Description (see note 23.1)	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Tax contingencies	29,936,226	28,673,105
Labor contingencies	11,663,177	9,502,630
Civil contingencies	10,745,762	19,236,671
Total	52,345,165	57,412,406

19.2       Movements

The movement of principal provisions over litigation is detailed as follows:

Description	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Opening balance at January 1st	57,412,406	50,070,273
Additional provisions	48,639	948,632
Increase (decrease) in existing provisions	5,109,255	5,903,714
Used provision (payments made charged to the provision)	(2,181,405)	(3,717,687)
Reversal of unused provision*	(16,950,079)	(788,215)
Increase (decrease) due to foreign exchange rate differences	8,906,349	4,995,689
Total	52,345,165	57,412,406

(*)    During 2022, the provision constituted by a defendant of the Government of the State of Rio de Janeiro related to the Advertising Contract was reversed. This is due to a review of the balances involved where the amounts claimed are reduced in favor of Rio de Janeiro Refrescos Ltda.

20 – OTHER NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

	Current			Non-current
Description	09.30.2022		12.31.2021	09.30.2022		12.31.2021
	CLP (000’s)		CLP (000’s)	CLP (000’s)		CLP (000’s)
Dividends payable	29,459,828		29,020,899	-		-
Other	17,025,768	(1)	2,216,935	30,169,119	(2)	23,784,817
Total	46,485,596		31,237,834	30,169,119		23,784,817

(1)	Corresponds to an advance payment from Coca-Cola de Chile S.A. for a marketing co-participation plan for the penetration of market equipment, which will be developed between 2022 and until 2024.

(2)	Other non-current corresponds mainly to accounts payable to former shareholders of Companhia de Bebidas Ipiranga (“CBI”). See Note 6 for further information.

21 – EQUITY

21.1	Number of shares:

	Number of subscribed, paid-in and voting shares
Series	2022	2021
A	473,289,301	473,289,301
B	473,281,303	473,281,303

21.1.1	Capital:

	Paid-in and subscribed capital
Series	2022	2021
	CLP (000’s)	CLP (000’s)
A	135,379,504	135,379,504
B	135,358,070	135,358,070
Total	270,737,574	270,737,574

21.1.2	Rights of each series:

●	Series A: Elects 12 of the 14 Directors.

●	Series B: Receives an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

21.2	Dividend policy

Under Chilean law, we must distribute cash dividends equivalent to at least 30% of our annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company shall not be legally obligated to distribute dividends from accumulated earnings, unless approved by the General Shareholders Meeting. At the General Shareholders’ Meeting held in April 2022, shareholders agreed to pay out of the 2021 earnings a final dividend additional to the 30% required by Chile’s Law on Corporations and an eventual final dividend, which were paid on April 26, 2022.

In accordance with the provisions of Circular No. 1.945 of the Commission for the Financial Market (CMF) dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments of adopting IFRS as cumulative gains whose distribution is conditional on their future realization.

The dividends declared and/or paid per share are presented below:

Approval-Payment Periods		Dividend type	Profits imputable to dividends	CLP Series A	CLP Series B
12.21.2021	01.28.2022	Interim	2021 Earnings	29.00	31.90
04.13.2022	04.26.2022	Final	Accumulated Earnings	189.00	207.9
07.27.2022	08.26.2022	Interim	2022 Earnings	29.00	31.90
09.28.2022	10.28.2022	Interim	2022 Earnings	29.00	31.90

21.3	Other reserves

The balance of other reserves includes the following:

Concept	09.30.2022	09.30.2021
	CLP (000’s)	CLP (000’s)
Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(392,920,683)	(461,086,327)
Cash flow hedge reserve	(42,892,430)	96,638,557
Reserve for employee benefit actuarial gains or losses	(6,139,103)	(4,313,292)
Legal and statutory reserves	5,435,538	5,435,538
Other	6,014,569	6,014,568
Total	(8,800,589)	64,390,564

21.3.1       Polar acquisition

This amount corresponds to the difference between the valuation at fair value of the issuance of shares of Embotelladora Andina S.A. and the book value of the paid capital of Embotelladoras Coca-Cola Polar S.A., which was finally the value of the capital increase notarized in legal terms.

21.3.2       Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 22).

21.3.3       Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial losses that according to IAS 19 amendments must be carried to other comprehensive income.

21.3.4       Legal and statutory reserves

In accordance with Official Circular N° 456 issued by the Chilean Financial Market Commission (CMF), the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled CLP 5,435,538 thousand as of December 31, 2009.

21.3.5       Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the Consolidated Financial Statements. Additionally, exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment equivalents accounted for using the equity method, Translation reserves are detailed as follows:

Description	09.30.2022	09.30.2021
	CLP (000’s)	CLP (000’s)
Brazil	(106,841,503)	(172,709,481)
Argentina	(336,371,140)	(297,208,677)
Paraguay	50,291,960	8,831,831
Total	(392,920,683)	(461,086,327)

The movement of this reserve for the periods ended on the dates indicated below, is detailed as follows:

Description	09.30.2022	09.30.2021
	CLP (000’s)	CLP (000’s)
Brazil	60,605,886	30,947,911
Argentina	(41,674,913)	(5,876,275)
Paraguay	29,728,432	31,338,523
Total	48,659,405	56,410,159

21.4       Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. This account is detailed as follows:

	Non-controlling interests
	Ownership %		Equity		Income
			September	September	September	September
Description	2022	2021	2022	2021	2022	2021
			CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Embotelladora del Atlántico S.A.	0.0171	0.0171	41,064	29,967	6,725	2,526
Andina Empaques Argentina S.A.	0.0209	0.0209	4,670	3,126	(274)	19
Paraguay Refrescos S.A.	2.1697	2.1697	6,843,052	5,753,439	678,243	566,041
Vital S.A.	35.0000	35.0000	8,476,526	8,079,446	271,585	359,322
Vital Aguas S.A.	33.5000	33.5000	2,108,254	2,020,224	28,804	73,481
Envases Central S.A.	40.7300	40.7300	6,367,283	6,257,754	397,757	1,033,763
Re-Ciclar S.A. (*)	60.0000	40.0000	4,411,629	3,024,034	(19,512)	24,034
Total			28,252,478	25,167,990	1,363,328	2,059,186

(*) Re-Ciclar is a company incorporated in September 2021 whose purpose is to produce recycled resin for the Coca-Cola system and third parties.

21.5       Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

	09.30.2022
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (CLP 000’s)	42,945,775	47,239,591	90,185,366
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	90.74	99.81	95.28

	09.30.2021
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (CLP 000’s)	39,588,527	43,546,677	83,135,203
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	83.65	92.01	87.83

22 – DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains “Cross Currency Swaps” and “Currency Forward” agreements as derivative financial instruments.

Cross Currency Swaps (“CCS”), also known as interest rate and currency swaps are valued by the method of discounted future cash flows at a market rate corresponding to the currencies and rates of the transaction.

On the other hand, the fair value of forward currency contracts is calculated in reference to current forward exchange rates for contracts with similar maturity profiles.

As of the date of these financial statements, the Company holds the following derivative instruments:

22.1       Accounting recognition of cross currency swaps

Cross Currency Swaps, associated with local Bonds (Chile)

At the closing date of these financial statements, the Company maintains derivative contracts to secure some of its bond debt issued in Unidades de Fomento totaling UF 9,480,956 (UF 9,752,973 as of December 31, 2021), to convert those obligations to CLP.

These contracts were valued at fair value, yielding a net asset at the closing date of the financial statements of CLP 73,915,209 thousand (CLP 34,239,224 thousand as of December 31, 2021) which is presented in Other non-current financial assets. Maturity dates of derivative contracts are distributed throughout 2026, 2031, 2034 and 2035.

Cross Currency Swaps, associated with international Bonds (U.S.A.)

At the closing date of these financial statements, the Company maintains derivative contracts to secure US Dollar public bond obligations of USD 360 million due in 2023, to convert such obligations into Brazilian Real. In addition, derivative contracts amounting to USD 300 million are held to convert such obligation into Unidades de Fomento (UF - CLP re-adjustable by the Consumer Price Index) due in 2050. The valuation of the first contract at its fair value generates an asset of CLP 191,502,456 thousand as of the closing date of these financial statements (CLP 192,844,908 thousand as of December 31, 2021), while the valuation of the second contract at its fair value generates a liability of CLP 43,469,486 thousand at the closing date of these financial statements (CLP 54,252,995 thousand asset at December 31, 2021).

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars are absorbed by the amounts recognized under comprehensive income.

22.2       Forward currency transactions expected to be very likely

During 2022 and 2021, Embotelladora Andina entered into forward contracts to ensure the exchange rate on future commodity purchasing needs for its 4 operations, i.e., closing forward instruments in USD/ARS, USD/BRL, USD/CLP and USD/GYP. At the closing date of these financial statements, outstanding contracts amount to USD 73.8 million (USD 70.2 million as of December 31, 2021).

Futures contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under other comprehensive income.

Fair value hierarchy

At the closing date of these financial statements, the Company held assets for derivative contracts for CLP 269,267,692 thousand (CLP 282,298,832 thousand as of December 31, 2021) and held liabilities for derivative contracts for CLP 43,469,486 thousand (CLP 758,663 thousand as of December 31, 2021). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in current and non-current financial assets and financial liabilities. All the derivative contracts are carried at fair value in the consolidated statement of financial position.

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:	Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:	Inputs for assets and liabilities that are not based on observable market data.

During the reporting period, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurement at September 30, 2022
	Quoted prices in active markets for
	identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Assets
Current assets
Other current financial assets	-	3,850,027	-	3,850,027
Other non-current financial assets	-	265,417,665	-	265,417,665
Total assets	-	269,267,692	-	269,267,692
Liabilities
Other current financial liabilities	-	-	-	-
Other non-current financial liabilities	-	43,469,486	-	43,469,486
Total Liabilities	-	43,469,486	-	43,469,486

	Fair Value Measurement at December 31, 2021
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Assets
Current and non-current assets
Other current financial assets	-	961,705	-	961,705
Other non-current financial assets	-	281,337,127	-	281,337,127
Total assets	-	282,298,832	-	282,298,832
Liabilities
Current and non-current liabilities
Other current financial liabilities	-	758,663	-	758,663
Other non-current financial liabilities	-	-	-	-
Total liabilities	-	758,663	-	758,663

23 – LITIGATION AND CONTINGENCIES

23.1       Lawsuits and other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face legal or extrajudicial contingencies that might result in material or significant losses or gains, except for the following:

1)	Embotelladora del Atlántico S.A. and Andina Empaques Argentina S.A. face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 1,773,436 thousand (CLP 1,917,657 thousand as of December 31, 2021). Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. Additionally, Embotelladora del Atlántico S.A. maintains time deposits for an amount of CLP 219,538 thousand to guaranty judicial liabilities.

2)	Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 49,235,325 thousand (CLP 53,965,870 thousand as of December 31, 2021). Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains Deposit in courts and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as legal guarantees amounted to CLP 25,765,309 thousand (CLP 23,502,962 thousand as of December 31, 2021).

Part of the assets held under warranty by Rio de Janeiro Refrescos Ltda. as of December 31, 2014, are in the process of being released and others have already been released in exchange for guarantee insurance and bond letters for BRL 1,839,086,277, with different Financial Institutions and Insurance Companies in Brazil, these entities receive an annual commission fee of 0.59%. and become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda. Additionally, if the warranty and bond letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)	Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) totaling BRL 2,819,100,248 as of the date of these financial statements.

The Company does not share the position of the Brazilian tax authority in these procedures and considers that it was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and legal outcomes to date, Management estimates that these procedures do not represent probable losses and has not recorded a provision on these matters.

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. As a result of the acquisition of Companhia de Bebidas Ipiranga in 2013 and pursuant to this criterion and although there are contingencies listed only as possible for BRL 549,494,263 (amount includes adjustments for current lawsuits) a start provision has been generated in the accounting of the business combination for BRL 122,150,530.

b)	Other tax contingencies.

They refer to ICMS-SP tax administrative processes that challenge the credits derived from the acquisition of tax-exempt products acquired by the Company from a supplier located in the Manaus Free Zone. The total amount is BRL 455,076,937 being assessed by external attorneys as a remote loss, so it has no accounting provision.

The company was challenged by the federal tax authority for tax deductibility of a portion of goodwill in the 2014-2016 period arising from the acquisition of Companhia de Bebidas Ipiranga. The tax authority understands that the entity that acquired Companhia de Bebidas Ipiranga is Embotelladora Andina and not Rio de Janeiro Refrescos Ltda. In the view of external lawyers, such a statement is erroneous, classifying it as a possible loss. The value of this process is BRL 535,269,999, as of the date of these financial statements.

3)	Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 1,290,739 thousand (CLP 1,487,509 thousand as of December 31, 2021). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

4)	Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to CLP 45,665 thousand (CLP 45,903 thousand as of December 31, 2021). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

23.2       Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that commit assets recognized in the financial statements:

			Committed assets		Accounting value
Guaranty Creditor	Debtor name	Relationship	Guaranty	Type	09.30.2022	12.31.2021
					CLP (000’s)	CLP (000’s)
Administradora Plaza Vespucio S.A.	Embotelladora Andina S.A.	Parent company	Cash	Trade accounts and other accounts receivable	95,786	86,416
Cooperativa Agricola Pisquera Elqui Limitada	Embotelladora Andina S.A.	Parent company	Cash	Other non-current financial assets	1,043,246	1,216,865
Mall Plaza	Embotelladora Andina S.A.	Parent company	Cash	Trade accounts and other accounts receivable	294,327	290,890
Serv.Nacional Aduanas	Embotelladora Andina S.A.	Parent company	Cash	Trade accounts and other accounts receivable	21,125	18,583
Metro S.A.	Embotelladora Andina S.A.	Parent company	Cash	Trade accounts and other accounts receivable	75,446	24,335
Parque Arauco S.A.	Embotelladora Andina S.A.	Parent company	Cash	Trade accounts and other accounts receivable	139,431	126,136
Lease agreement	Embotelladora Andina S.A.	Parent company	Cash	Trade accounts and other accounts receivable	82,822	-
Several retail	Vending	Subsidiary	Cash	Trade accounts and other accounts receivable	59,353	63,792
Several retail	Transportes Refrescos	Subsidiary	Cash	Trade accounts and other accounts receivable	679	628
Several retail	Transportes Polar	Subsidiary	Cash	Trade accounts and other accounts receivable	22,235	69,745
Workers’ claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	7,414,504	6,057,282
Civil and tax claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	7,308,933	6,562,747
Governmental entities	Rio de Janeiro Refrescos Ltda.	Subsidiary	Plant and equipment	Property, plant and equipment	11,041,872	10,882,933
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	130	164
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	196	247
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	140	176
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	3,276	2,230
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	14,389	18,153
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	582	734
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	89,988	113,530
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,173	1,480
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	188	237
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,592	2,009
Farias Matias Luis	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	730	922
Temas Industriales SA - Embargo General de Fondos	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	81,729	103,110
DBC SA C CERVECERIA ARGENTINA SA ISEMBECK	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	14,666	18,502
Coto Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,607	3,289
Cencosud	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,630	2,056
Jose Luis Kreitzer, Alexis Beade Y Cesar Bechetti	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	6,454	8,143
Causa Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	-	1,902
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Real estate	Property, plant and equipment	5,602	5,692
Mauricio J Cordero C	Paraguay Refrescos	Subsidiary	Real estate	Property, plant and equipment	-	987
José Ruoti Maltese	Paraguay Refrescos	Subsidiary	Real estate	Property, plant and equipment	-	712
Alejandro Galeano	Paraguay Refrescos	Subsidiary	Real estate	Property, plant and equipment	-	1,365
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Real estate	Property, plant and equipment	1,250	1,300

Guarantees that do not commit assets recognized in the Financial Statements:

			Committed assets		Amounts involved
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	09.30.2022	12.31.2021
					CLP (000’s)	CLP (000’s)
Labor procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	2,037,542	1,593,498
Administrative procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	6,264,502	4,717,824
Federal government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	185,618,788	153,491,717
State government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	125,084,705	64,725,638
Sorocaba Refrescos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Guarantor	3,552,103	3,027,291
Others	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	4,073,553	3,390,177
Aduana de EZEIZA	Andina Empaques Argentina S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	664,621	637,631

24 – FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. A description of the primary policies established by the Company to manage financial risks are provided below:

Interest Rate Risk

As of the closing date of these financial statements, the Company maintains all its debt liabilities at a fixed rate as to avoid fluctuations in financial expenses resulting from tax rate increases.

The Company’s greatest indebtedness corresponds to six contracts for own issued Chilean local bonds at a fixed rate, which currently have an outstanding balance of UF 15,45 million denominated in UF (“UF”), debt indexed to inflation in Chile (Company sales are correlated with the UF variation), of which five of these Local Bonds have been redenominated through Cross Currency Swaps to Chilean Pesos (CLP).

On the other hand, there is also the Company’s indebtedness on the international market through two 144A/RegS Bonds at a fixed rate, one for USD 365 million, denominated in dollars, and practically 100% of which has been re-denominated to BRL through Cross Currency Swaps, and another one for USD 300 million denominated in USD, and practically 100% of which has been re-denominated to Unidades de Fomento (UF) through Cross Currency Swaps.

Credit risk

The credit risk to which the Company is exposed comes mainly from trade accounts receivable maintained with retailers, wholesalers and supermarket chains in domestic markets; and the financial investments held with banks and financial institutions, such as time deposits, mutual funds and derivative financial instruments.

a)	Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a wide base of more than 283 thousand clients implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of a same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis,

i.	Sale Interruption

In accordance with Corporate Credit Policy, the interruption of sale must be within the following framework: when a customer has outstanding debts for an amount greater than USD 250,000, and over 60 days expired, sale is suspended. The General Manager in conjunction with the Finance and Administration Manager authorize exceptions to this rule, and if the outstanding debt should exceed USD 1,000,000, and in order to continue operating with that client, the authorization of the Chief Financial Officer is required. Notwithstanding the foregoing, each operation can define an amount lower than USD 250,000 according to the country’s reality.

ii.	Impairment

The impairment recognition policy establishes the following criteria for provisions: 30% is provisioned for 31 to 60 days overdue, 60% between 60 and 91 days, 90% between 91 and 120 days overdue and 100% for more than 120 days. Exemption of the calculation of global impairment is given to credits whose delays in the payment correspond to accounts disputed with the customer whose nature is known and where all necessary documentation for collection is available, therefore, there is no uncertainty on recovering them. However, these accounts also have an impairment provision as follows: 40% for 91 to 120 days overdue, 80% between 120 and 170, and 100% for more than 170 days.

iii.	Prepayment to suppliers

The Policy establishes that USD 25,000 prepayments can only be granted to suppliers if its value is properly and fully provisioned. The Treasurer of each subsidiary must approve supplier warranties that the Company receives for prepayments before signing the respective service contract, In the case of domestic suppliers, a warranty ballot (or the instrument existing in the country) shall be required, in favor of Andina executable in the respective country, non-endorsable, payable on demand or upon presentation and its validity will depend on the term of the contract. In the case of foreign suppliers, a stand-by credit letter will be required which shall be issued by a first line bank; in the event that this document is not issued in the country where the transaction is done, a direct bank warranty will be required. Subsidiaries can define the best way of safeguarding the Company’s assets for prepayments under USD 25,000.

iv.	Guarantees

In Chile, we have insurance with Compañía de Seguros de Crédito Continental S.A (AA rating –according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile.

The rest of the operations do not have credit insurance, instead mortgage guarantees are required for volume operations of wholesalers and distributors in the case of trade accounts receivables. In the case of other debtors, different types of guarantees are required according to the nature of the credit granted.

Historically, uncollectible trade accounts have been lower than 0,5% of the Company’s total sales,

b)    Financial investment.

The Company has a Policy that is applicable to all the companies of the group in order to cover credit risks for financial investments, restricting both the types of instruments as well as the institutions and degree of concentration. The companies of the group can invest in:

i.	Time deposits: only in banks or financial institutions that have a risk rating equal or higher than Level 1 (Fitch) or equivalent for deposits of less than 1 year and rated A or higher (S&P) or equivalent for deposits of more than 1 year.

ii.	Mutual funds: investments with immediate liquidity and no risk of capital (funds composed of investments at a fixed-term, current account, fixed rate Tit BCRA, negotiable obligations, Over Night, etc.,) in all those counter-parties that have a rating greater than or equal to AA-(S&P) or equivalent, Type 1 Pacts and Mutual Funds, with a rating greater than or equal to AA+ (S&P) or equivalent.

iii.	Other investment alternatives must be evaluated and authorized by the office of the Chief Financial Officer.

Exchange Rate Risk

The company is exposed to three types of risk caused by exchange rate volatility:

a)   Exposure of foreign investment

This risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, and Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

	BRL/CLP	ARS/CLP	PGY/CLP
Parity variation at closing	+17.3%	-20.7%	+10.4%

	Brazil	Argentina	Paraguay
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Total assets	1,022,233,929	406,671,432	386,601,090
Total liabilities	724,537,558	149,062,236	71,215,067
Net investment	297,696,371	257,609,196	315,386,023
Share on income	23.0%	28.4%	7.7%

-5% variation impact on currency translation
Impact on results for the period	(1,721,278)	(1,821,476)	(1,488,533)
Impact on equity at closing	(14,176,018)	(12,267,105)	(15,018,382)

Net exposure of assets and liabilities in foreign currency

This risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U,S, dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

b) Exposure of assets purchased or indexed to foreign currency

This risk originates from purchases of raw materials and investments in Property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

In order to minimize this risk, the Company maintains a currency hedging policy stipulating that it is necessary to enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollars, corresponding mainly to payment to suppliers of raw materials in each of the operations. This policy stipulates up to 12-month forward horizon.

Commodities risk

The Company is subject to a risk of price fluctuations in the international markets mainly for sugar, PET resin and aluminum, which are inputs used to produce beverages and containers, which together, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

Liquidity risk

The products we sell are mainly paid for in cash and short-term credit; therefore, the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings.

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years, with interest calculated for each period:

	Payments on the year of maturity
Item	1 year	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Bank debt	5,035,988	81,111	4,081,333	0	0
Bonds payable	17,727,317	365,537,853	15,724,867	16,443,333	782,830,043
Lease obligations	2,434,774	4,324,766	6,581,877	4,058,971	5,427,331
Contractual obligations (1)	140,614,593	107,311,279	50,671,571	5,369,668	4,950,895
Total	165,812,672	477,255,009	77,059,648	25,871,972	793,208,269

(1)	Agreements that the Andina Group has with collaborating entities for its operation, which are mainly related to contracts entered into to supply products and/or support services in information technology services, commitments of the company with its franchisor to make investments or expenses related to the development of the franchise, support services to personnel, security services, maintenance services of fixed assets, purchase of inputs for production, among others.

25 – EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2022	01.01.2021	07.01.2022	07.01.2021
Description	09.30.2022	09.30.2021	09.30.2022	09.30.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Direct production costs	(995,465,541)	(836,960,661)	(336,931,020)	(304,523,430)
Payroll and employee benefits	(281,485,471)	(206,831,138)	(104,305,683)	(72,469,225)
Transportation and distribution	(164,552,347)	(112,857,508)	(53,780,334)	(38,013,852)
Advertisement	(23,662,417)	(24,180,929)	(10,854,580)	(7,282,246)
Depreciation y amortization	(89,488,310)	(74,968,307)	(30,525,111)	(25,540,314)
Repairs and maintenance	(31,817,627)	(25,416,022)	(14,505,459)	(11,070,742)
Other expenses	(106,817,121)	(60,282,718)	(33,830,989)	(19,972,118)
Total (1)	(1,693,288,834)	(1,341,497,283)	(584,733,176)	(478,871,927)

(1)	Corresponds to the addition of cost of sales, administrative expenses and distribution costs

26 – OTHER INCOME

Other income by function is detailed as follows:

	01.01.2022	01.01.2021	07.01.2022	07.01.2021
Description	09.30.2022	09.30.2021	09.30.2022	09.30.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Gain on disposal of Property, plant and equipment	75,120	125,905	31,547	50,229
Credit recovery in Brazil	3,176,482	-	3,176,482	-
Others	592,015	586,013	124,465	63,865
Total	3,843,617	711,918	3,332,494	114,094

27 – OTHER EXPENSES BY FUNCTION

Other expenses by function are detailed as follows:

	01.01.2022	01.01.2021	07.01.2022	07.01.2021
Description	09.30.2022	09.30.2021	09.30.2022	09.30.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Contingencies and non-operating fees	8,777,741	(5,382,188)	889,978	(2,228,639)
Tax on bank debts	(6,014,814)	(3,315,556)	(1,686,588)	(1,076,670)
Donations	-	(121,500)	-	(71,500)
Others	(473,958)	(848,975)	(923,570)	(443,624)
Total	2,288,969	(9,668,219)	(1,720,180)	(3,820,433)

28 – FINANCIAL INCOME AND COSTS

Financial income and costs are detailed as follows:

a)	Financial income

	01.01.2022	01.01.2021	07.01.2022	07.01.2021
Description	09.30.2022	09.30.2021	09.30.2022	09.30.2021
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Interest income	25,866,531	(2,619,127)	4,509,387	(526,408)
Ipiranga purchase warranty restatement	27,285	7,305	11,595	3,864
From PIS credit and COFINS (1)	2,040,822	831,971	631,829	407,236
Other financial income	3,839,222	3,302,461	994,470	565,575
Total	31,773,860	1,522,610	6,147,281	450,267

(1)	See Note 6 for more information on recovery.

b)	Financial costs

	01.01.2022	01.01.2021	07.01.2022	07.01.2021
Description	09.30.2022	09.30.2021	09.30.2022	09.30.2021
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Bond interest	(38,660,130)	(36,308,560)	(13,120,533)	(12,338,170)
Bank loan interest	(1,136,384)	(240,231)	(935,876)	(85,974)
Lease interest	(1,573,703)	(1,349,563)	(540,339)	(411,811)
Other financial costs	(2,843,793)	(1,727,483)	(1,485,374)	(711,093)
Total	(44,214,010)	(39,625,837)	(16,082,122)	(13,547,048)

29 – OTHER (LOSSES) GAINS

Other (losses) gains are detailed as follows:

	01.01.2022	01.01.2021	07.01.2022	07.01.2021
Description	09.30.2022	09.30.2021	09.30.2022	09.30.2021
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Other gains and losses*	(24,984,651)	-	737	-
Total	(24,984,651)	-	737	-

* During the first half of 2022, losses of CLP 24,982,887 thousand were recorded due to the assignment of a loan owned by Embotelladora Andina S.A. to a financial institution with a discount. The credit of Embotelladora Andina was originally generated as a result of dividends from subsidiaries declared in Argentine pesos.

30 – LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances are the following:

CURRENT ASSETS	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Cash and cash equivalent	243.637.249	304,312,020
USD	22.721.029	13,640,823
EUR	1.861.794	2,838,102
CLP	97.697.303	176,278,025
BRL	73.671.106	56,272,827
ARS	4.706.539	22,425,407
PGY	42.979.478	32,856,836

Other current financial assets	93.555.134	195,470,749
CLP	91.654.294	194,834,125
BRL	827.521	140,544
ARS	1.031.823	481,148
PGY	41.496	14,932

Other non-current financial assets	36,469,263	14,719,104
USD	1,086,705	1,141,780
EUR	307,819	77,526
UF	239,671	256,912
CLP	10,631,513	6,282,535
BRL	3,013,079	1,183,076
ARS	18,996,851	3,831,513
PGY	2,193,625	1,945,762

Trade debtors and other accounts payable	242,704,383	265,490,626
USD	2,310,297	2,347,439
EUR	4,295	-
UF	158,484	69,142
CLP	128,367,918	147,478,959
BRL	72,020,788	76,173,944
ARS	34,267,595	32,330,010
PGY	5,575,006	7,091,132

Accounts receivable related entities	13,052,460	9,419,050
CLP	12,739,494	6,674,178
BRL	86,492	87,865
ARS	226,474	2,657,007

Inventory	242,236,972	191,350,206
CLP	93,803,570	77,225,374
BRL	59,447,004	44,848,239
ARS	67,262,620	54,376,217
PGY	21,723,778	14,900,376

Current tax assets	40,911,835	10,224,368
CLP	30,892,447	5,574,826
BRL	10,019,388	4,649,542

Total current assets	912,567,296	990,986,123
USD	26,118,031	17,130,042
EUR	2,173,908	2,915,628
UF	398,155	326,054
CLP	465,786,539	614,348,022
BRL	219,085,378	183,356,037
ARS	126,491,902	116,101,302
PGY	72,513,383	56,809,038

NON-CURRENT ASSETS	09.30.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Other non-current assets	287,708,396	296,632,012
UF	73,915,209	34,239,224
CLP	3,843,514	55,469,858
BRL	191,502,457	192,844,909
ARS	18,447,216	14,078,021

Other non-current, non-financial assets	64,415,928	70,861,616
USD	102,960	673,524
CLP	466,596	419,910
BRL	59,543,191	66,621,741
ARS	2,736,786	1,836,280
PGY	1,566,395	1,310,161

Non-current accounts receivable	212,509	126,464
UF	10,127	7,089
CLP	151,976	76,649
PGY	50,406	42,726

Non-current accounts receivable related entities	98,614	98,941
CLP	98,614	98,941

Investments accounted for using the equity method	98,818,989	91,489,194
CLP	54,413,179	52,519,699
BRL	44,405,810	38,969,495

Intangible assets other than goodwill	712,479,109	659,631,543
CLP	311,112,258	311,086,862
BRL	190,947,836	159,307,806
ARS	9,878,392	7,560,882
PGY	200,540,623	181,675,993

Goodwill	141,963,064	118,042,900
CLP	9,523,767	9,523,767
BRL	71,376,322	60,830,705
ARS	52,550,147	39,976,392
PGY	8,512,828	7,712,036

Property, plant and equipment	831,714,222	716,379,127
EUR	171,686	404,450
CLP	290,707,338	273,812,253
BRL	245,459,442	201,527,151
ARS	198,482,325	152,227,991
PGY	96,893,431	88,407,282

Deferred tax assets	2,769,835	1,858,727
CLP	2,769,835	1,858,727

Total non-current assets	2,140,180,666	1,955,120,524
USD	102,960	673,524
EUR	171,686	404,450
UF	73,925,336	34,246,313
CLP	673,087,077	704,866,666
BRL	803,235,058	720,101,807
ARS	282,094,866	215,679,566
PGY	307,563,683	279,148,198

	09.30.2022			12.31.2021
CURRENT LIABILITIES	Up to 90 days	90 days up to 1 year	Total	Up to 90 days	90 days up to 1 year	Total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Other current financial liabilities	18,132,621	26,779,815	44,912,436	10,887,752	36,875,287	47,763,039
USD	263,577	2,015,835	2,279,412	233,993	8,329,598	8,563,591
UF	11,172,486	7,309,156	18,481,642	9,155,688	10,086,725	19,242,413
CLP	843,027	12,496,678	13,339,705	923,663	13,491,768	14,415,431
BRL	498,623	1,497,933	1,996,556	413,835	1,381,397	1,795,232
ARS	5,341,879	1,887,381	7,229,260	94,094	2,272,643	2,366,737
PGY	13,029	1,572,832	1,585,861	66,479	1,313,156	1,379,635

Current trade accounts and other accounts payable	323,322,352	12,050,353	335,372,705	312,643,627	14,765,580	327,409,207
USD	41,305,503	2,869	41,308,372	20,438,936	1,309,678	21,748,614
EUR	4,102,053	562,932	4,664,985	6,093,006	-	6,093,006
UF	2,396,694	-	2,396,694	2,359,381	-	2,359,381
CLP	134,736,906	11,484,551	146,221,457	142,370,837	13,455,902	155,826,739
BRL	80,770,553	-	80,770,553	74,142,872	-	74,142,872
ARS	48,184,261	-	48,184,261	52,030,144	-	52,030,144
PGY	11,826,382	-	11,826,382	15,208,451	-	15,208,451

Current accounts payable to related entities	77,487,328	-	77,487,328	56,103,461	-	56,103,461
CLP	36,356,482	-	36,356,482	29,349,401	-	29,349,401
BRL	26,694,635	-	26,694,635	16,799,532	-	16,799,532
ARS	12,815,609	-	12,815,609	9,893,495	-	9,893,495
PGY	1,620,602	-	1,620,602	61,033	-	61,033

Other current provisions	1,072,496	263,908	1,336,404	1,082,929	445,950	1,528,879
CLP	1,072,496	218,243	1,290,739	1,082,929	404,580	1,487,509
PGY	-	45,665	45,665	-	41,370	41,370

Current tax liabilities	2,438,092	7,465,586	9,903,678	20,733,623	9,779,164	30,512,787
CLP	881,115	2,280	883,395	20,038,643	8,452	20,047,095
BRL	525,937	-	525,937
ARS	1,031,040	7,089,498	8,120,538	694,980	8,524,083	9,219,063
PGY	-	373,808	373,808	-	1,246,629	1,246,629

Current employee benefit provisions	29,833,496	10,560,780	40,394,276	13,434,697	21,577,375	35,012,072
CLP	1,216,478	6,198,669	7,415,147	1,181,717	7,327,637	8,509,354
BRL	14,229,267	-	14,229,267	11,649,154	-	11,649,154
ARS	14,387,751	239,381	14,627,132	603,826	12,529,323	13,133,149
PGY	-	4,122,730	4,122,730	-	1,720,415	1,720,415

Other current non-financial liabilities	817,004	45,668,592	46,485,596	612,391	30,625,443	31,237,834
CLP	802,482	45,668,592	46,471,074	612,391	30,472,381	31,084,772
ARS	14,522	-	14,522	-	18,234	18,234
PGY	-	-	-	-	134,828	134,828

Total current liabilities	453,103,389	102,789,034	555,892,423	415,498,480	114,068,799	529,567,279
USD	41,569,080	2,018,704	43,587,784	20,672,929	9,639,276	30,312,205
EUR	4,102,053	562,932	4,664,985	6,093,006	-	6,093,006
UF	13,569,180	7,309,156	20,878,336	11,515,069	10,086,725	21,601,794
CLP	175,908,986	76,069,013	251,977,999	195,559,581	65,160,720	260,720,301
BRL	122,719,015	1,497,933	124,216,948	103,005,393	1,381,397	104,386,790
ARS	81,775,062	9,216,260	90,991,322	63,316,539	23,344,283	86,660,822
PGY	13,460,013	6,115,035	19,575,048	15,335,963	4,456,398	19,792,361

	09.30.2022				12.31.2021
NON-CURRENT LIABILITIES	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Other non-current financial liabilities	39,364,309	384,394,660	786,286,310	1,210,045,279	35,164,178	331,118,858	674,765,936	1,041,048,972
USD	1,406,681	350,629,099	281,858,409	633,894,189	1,726,426	308,546,732	247,094,136	557,367,294
UF	34,305,548	21,398,347	457,502,149	513,206,044	29,821,850	15,453,105	423,470,818	468,745,773
CLP	-	8,577,103	43,469,486	52,046,589	602,887	4,000,000	-	4,602,887
BRL	3,544,988	3,790,111	3,456,266	10,791,365	2,926,876	3,119,021	4,200,982	10,246,879
ARS	107,092	-	-	107,092	86,139	-	-	86,139

Non-current accounts payable	2,991,784	-	-	2,991,784	256,273	-	-	256,273
CLP	2,991,784	-	-	2,991,784	256,273	-	-	256,273

Accounts payable related entities	13,561,371	-	-	13,561,371	11,557,723	-	-	11,557,723
BRL	13,561,371	-	-	13,561,371	11,557,723	-	-	11,557,723

Other non-current provisions	1,773,435	49,235,326	-	51,008,761	1,917,655	53,965,872	-	55,883,527
BRL	-	49,235,326	-	49,235,326	-	53,965,872	-	53,965,872
ARS	1,773,435	-	-	1,773,435	1,917,655	-	-	1,917,655

Deferred tax liabilities	29,177,898	37,718,732	104,037,526	170,934,156	21,365,277	35,470,702	111,618,848	168,454,827
CLP	3,768,319	1,841,443	85,680,258	91,290,020	3,619,149	1,845,868	95,076,888	100,541,905
BRL	-	35,877,289	-	35,877,289	-	33,624,834	-	33,624,834
ARS	25,409,579	-	-	25,409,579	17,746,128	-	-	17,746,128
PGY	-	-	18,357,268	18,357,268	-	-	16,541,960	16,541,960

Non-current employee benefit provisions	1,433,837	61,722	14,376,021	15,871,580	1.329.992	62,456	12,747,222	14,139,670
CLP	669,752	61,722	14,376,021	15,107,495	629,798	62,456	12,747,222	13,439,476
PGY	764,085	-	-	764,085	700,194	-	-	700,194

Other non-financial liabilities	25,734	30,143,385	-	30,169,119	21,113	23,763,704	-	23,784,817
BRL	-	30,143,385	-	30,143,385	-	23,763,704	-	23,763,704
ARS	25,734	-	-	25,734	21,113	-	-	21,113

Total non-current liabilities	88,328,368	501,553,825	904,699,857	1,494,582,050	71,612,211	444,381,592	799,132,006	1,315,125,809
USD	1,406,681	350,629,099	281,858,409	633,894,189	1,726,426	308,546,732	247,094,136	557,367,294
UF	34,305,548	21,398,347	457,502,149	513,206,044	29,821,850	15,453,105	423,470,818	468,745,773
CLP	7,429,855	10,480,268	143,525,765	161,435,888	5,108,107	5,908,324	107,824,110	118,840,541
BRL	17,106,359	119,046,111	3,456,266	139,608,736	14,484,599	114,473,431	4,200,982	133,159,012
ARS	27,315,840	-	-	27,315,840	19,771,035	-	-	19,771,035
PGY	764,085	-	18,357,268	19,121,353	700,194	-	16,541,960	17,242,154

31 – ENVIRONMENT (non-audited)

The Company has made disbursements for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others.

These disbursements by country are detailed as follows:

	2022 period		Future commitments
Country	Recorded as Expenses	Capitalized to Property, plant and equipment	To be Recorded as Expenses	To be Capitalized to Property, plant and equipment
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Chile	1,985,831	-	-	-
Argentina	178,678	549	-	-
Brazil	1,244,535	671,519	1,643,415	11,393
Paraguay	129,833	64,307	-	-
Total	3,538,877	736,375	1,643,415	11,393

32 – SUBSEQUENT EVENTS

No other events have occurred subsequent to September 30, 2022 that may significantly affect the Company’s consolidated financial position,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Andrés Wainer
Name:	Andrés Wainer
Title:	Chief Financial Officer

Santiago, November 15, 2022